                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of December 2004
                 Material Change Report dated December 15, 2004

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

       1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
       -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F:          Form 20-F ______        40-F   X
                                                                          ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes: ____   No:   X
               -------

                             MATERIAL CHANGE REPORT

                                  FORM 51-102F3

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  ID Biomedical Corporation (the "Company")
                  1630 Waterfront Center
                  200 Burrard Street
                  Vancouver, BC
                  V6C 3L6

                  Telephone:        (604)  431-9314
                  Fax:              (604)  431-9378


ITEM 2.           DATE OF MATERIAL CHANGE

                  December 6, 2004.

ITEM 3.           NEWS RELEASE

                  A press release was issued by the Company on December 6, 2004 at Vancouver, British Columbia.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it had signed three long term marketing, distribution and minimum purchase agreements for U.S. marketing and distribution of its Fluviral vaccine.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  ID Biomedical Corporation announced that it signed long term marketing, distribution and minimum purchase agreements with three of the largest influenza vaccine wholesalers in the United States: Henry Schein, Inc.; AmerisourceBergen Corporation's Specialty Group; and McKesson Corporation. Under the terms of the agreements, each of the distributors has agreed to purchase a minimum number of doses of FluviralTM vaccine from ID Biomedical beginning upon United States Food & Drug Administration (FDA) clearance. The purchases could begin as early as 2005, and will end after the 2014/2015 flu season.

                  It is the expectation of the parties that ID Biomedical's Fluviral will be licensed in the U.S. by at least the 2007/08 influenza season, meaning the vaccine production and purchase transaction will cover a total of at least 8 influenza seasons. Based upon current estimates of the 2005 average retail price for influenza vaccine in the U.S., and assuming a modest 4% annual price increase from 2005 through the year 2014, the total value of purchases from ID Biomedical under the agreements is expected to be approximately U.S. $2.3 billion. If Fluviral is approved on an accelerated basis for the 2005/06 and 2006/07 seasons, then the total value of the contract related-revenue to ID Biomedical will increase to approximately U.S. $2.5 billion.

                  The total value of the contracts could be higher or lower than these estimated amounts depending on market prices for influenza vaccines in the U.S. over the next 10 years. In addition, the estimated total value of the agreements also assumes ID Biomedical does not increase production over its targeted capacity for this particular product over the life of the agreements. If ID Biomedical increases production of injectable influenza vaccine to be sold in the U.S., then each of the parties within the ID Biomedical distribution alliance will have the right, but not the obligation, to increase the minimum number of doses to be purchased.

                  These purchases are being made from ID Biomedical on a non-returnable basis, and are contingent upon FDA clearance of the product in accordance with industry standard practices for each season and overall licensure prior to the 2008/09 flu season. Other terms of the Fluviral marketing and distribution agreements transactions have not been disclosed.

                  The agreements do not cover ID Biomedical's intranasal flu vaccine, FluINsureTM, as the Company has maintained all rights to this product, which is currently in development.

                  ID Biomedical manufactures its Fluviral flu vaccine out of its modern facility in Quebec, Canada. The company's production capacity is expected to be approximately 22 million doses in 2005 and is anticipated to increase to 50 million doses by 2007. ID Biomedical has commitments to supply the Canadian market with up to 12 million doses annually through 2011. This year, ID Biomedical has shipped approximately 9 million doses to the Canadian market.

                  Copies of each of the three agreements referred to above are being filed concurrently with this material change report.

  ITEM 6.         RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT
                  51-102

                  Not applicable.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  For further information please contact:

                  Name:             Todd R. Patrick
                  Title:            President
                  Telephone:        (425) 482-2601

ITEM 9.           DATE OF REPORT

                  December 15, 2004.

                             DISTRIBUTION AGREEMENT
                      FOR FLUVIRAL(TM) (INFLUENZA VACCINE)

                                     BETWEEN

                            ID BIOMEDICAL CORPORATION

                                       AND

                               HENRY SCHEIN, INC.

                                TABLE OF CONTENTS



                                                                                                               PAGE

1.       DEFINITIONS..............................................................................................1

2.       APPOINTMENT AND AUTHORITY OF DISTRIBUTOR.................................................................3

3.       SUPPLY AND PURCHASE OF PRODUCT...........................................................................4

4.       PURCHASE PRICE AND PAYMENT...............................................................................7

5.       DELIVERY OF PRODUCT......................................................................................7

6.       MARKETING OF PRODUCT.....................................................................................9

7.       REGULATORY COMPLIANCE...................................................................................10

8.       TRADEMARKS AND OTHER INTELLECTUAL PROPERTY..............................................................12

9.       CONFIDENTIAL INFORMATION; PUBLICITY.....................................................................13

10.      FORCE MAJEURE...........................................................................................14

11.      WARRANTIES OF IDB AND HSI...............................................................................15

12.      INDEMNIFICATION OBLIGATIONS OF IDB AND HSI..............................................................17

13.      INSURANCE OBLIGATIONS OF IDB AND HSI....................................................................18

14.      LIMITATION OF LIABILITY.................................................................................18

15.      TERM AND TERMINATION....................................................................................19

16.      NOTICES.................................................................................................21

17.      ASSIGNMENT..............................................................................................21

18.      GOVERNING LAW, JURISDICTION AND VENUE...................................................................21

19.      MISCELLANEOUS...........................................................................................22

SCHEDULES:

SCHEDULE 1            MINIMUM QUANTITY; PURCHASE PRICE AND ADJUSTMENT;
                      RESALE TO OTHER DISTRIBUTORS; AND PAYMENT TERMS
SCHEDULE 2            TRADEMARK(S)
SCHEDULE 3            COMMITMENTS TO GOVERNMENT OF CANADA
SCHEDULE 4            ADVERSE REACTION REPORTING
SCHEDULE 5            PRODUCT RECALL PROCEDURE

                             DISTRIBUTION AGREEMENT

         This DISTRIBUTION AGREEMENT (together with the attachments and exhibits hereto, the "Agreement") is entered into as of December 2, 2004 (the "Effective Date") by and between ID BIOMEDICAL CORPORATION, a corporation organized and existing under the laws of the Company Act of British Columbia and having its principal office at 1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6 Canada ("IDB"), and HENRY SCHEIN, INC., a corporation organized and existing under the laws of the State of Delaware, USA and having its principal office at 135 Duryea Road, Melville, NY 11747 USA ("HSI").

                                    WHEREAS:

         A. IDB develops and manufactures proprietary vaccines, including an injectable vaccine for the prevention of influenza virus infection in humans that is approved in Canada and under development for the U.S. market, and has all right, title and interest in the Product (as defined below); and

         B. HSI is a leading distributor of vaccines in the Territory (as defined below), with expertise in sales, marketing and cold chain logistics, and desires to and has agreed to act as non-exclusive distributor of IDB for sales of Product in the Territory; and

         C. IDB is willing to supply HSI with Product for resale in the Territory, and HSI is willing to purchase Product for resale in the Territory, on the terms and conditions of this Agreement.

         Now, therefore, in consideration of the foregoing premises and the mutual covenants and undertakings set forth below, the Parties hereby agree as follows:

1.       DEFINITIONS

         1.1 "AFFILIATE" means, with respect to a Party, any corporation or other business entity that, directly or indirectly, is Controlled by, Controls or is under common Control with such Party, but only for so long as such relationship exists. "Control," as used in this Section 1.1, means having the power to direct, or cause the direction of, the management and policies of any entity, whether through ownership of voting securities, by contract, or otherwise.

         1.2 "AVERAGE SELL PRICE" shall mean **

         1.3 "COMMENCEMENT DATE" shall mean the date that IDB receives the initial Marketing Authorization from the Regulatory Authority required to market Product in the Territory in the first Flu Season, which shall in no event be later than April 1, 2008 or, if such initial Marketing Authorization is received prior to such date, then the Commencement Date shall be as provided in Section
7.2 below.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         1.4 "CONFIDENTIAL INFORMATION" shall mean any confidential or proprietary information (including, without limitation, know-how, trade secrets, and other confidential or proprietary information relating to Product research, development, manufacturing, marketing, sales and financial information related thereto), whether oral, visual or written, that is disclosed by one Party hereto (the "DISCLOSING PARTY") to the other (the "RECEIVING PARTY") in connection with this Agreement, including, without limitation, reports provided by HSI to IDB pursuant to Section 2.3 below.

         1.5 "FLU SEASON" shall mean the period from approximately October 1 through March 31.

         1.6 "INTELLECTUAL PROPERTY" shall mean any patent, copyright, trade secret, know-how, trademark, tradename, design right, moral rights or other intellectual property right related to the Product under the laws of any governmental authority, domestic or foreign, including all applications and registrations related to any of the foregoing.

         1.7 "MARKETING AUTHORIZATION" shall mean the Biologics License Application (BLA) approved by the Regulatory Authority and required to distribute or to deliver for distribution Product lawfully in the Territory, together with any renewals and replacements thereof and amendments thereto.

         1.8 "MINIMUM DOSES" shall mean the number of doses of Product set forth in clause (i) of Paragraph 1 of Schedule 1 to this Agreement.

         1.9 "MINIMUM PERCENTAGE" shall mean the percentage set forth in clause
(ii) of Paragraph 1 of Schedule 1 to this Agreement.

         1.10 "MINIMUM QUANTITY" shall mean the quantity of Product that the Parties have agreed shall be the minimum quantity to be purchased by HSI from IDB for each Flu Season, as specified in Paragraph 1 of Schedule 1 to this Agreement, as such Minimum Quantity may be modified from time to time in accordance with the terms of this Agreement; such Minimum Quantity shall be subject to IDB's annual influenza vaccine commitments and pandemic commitments to the Government of Canada during the Term (as provided in Section 3.2).

         1.11 "NET SALES REVENUE" shall mean **

         1.12 "OTHER DISTRIBUTORS" shall mean sub-distributors, wholesalers and other resellers to which HSI may sell Product in accordance with Paragraph 3 of
Schedule 1 to this Agreement.

         1.13 "PARTIES" shall mean IDB and HSI, and "Party" shall mean either of them as the context indicates.

         1.14 "PRODUCT" shall mean IDB's injectable influenza virus vaccine product **

         1.15 "PURCHASE PRICE" shall mean the price to be paid by HSI to IDB for all doses of Product supplied to HSI under this Agreement, as set forth in Paragraph 2 of Schedule 1 to this Agreement.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         1.16 "REGULATORY AUTHORITY" shall mean the United States Food and Drug Administration, an agency of the U.S. Department for Health and Human Services, and any successor agency thereto.

         1.17 "SHIPPING POINT" shall mean a single distribution center located in the continental United States to which Product shall be shipped under this Agreement, which single distribution center shall be nominated by HSI in its discretion from time to time, but not more than once for any given Flu Season.

         1.18 "SPECIFICATIONS" shall mean the specifications provided in the Marketing Authorization, including, but not limited to, those specifications to ensure that the Product is and will continue to be safe, pure and potent, as such specifications may be modified from time to time in accordance with the terms of this Agreement or so as to comply with the requirements of the Regulatory Authority.

         1.19 "TERM" shall mean the duration of this Agreement as specified in
Section 15.1.

         1.20 "TERRITORY" shall mean the United States of America, including all fifty (50) states and the District of Columbia, and all of its territories and possessions.

         1.21 "THIRD-PARTY VACCINE PRODUCTS" shall mean injectable influenza virus vaccine products, manufactured by or on behalf of any person or entity other than IDB or its Affiliates, **

         1.22 "TRADEMARK(S)" shall mean the trademark(s), trade names, service marks and logos identified in Schedule 2 to this Agreement, and such other trademark(s), trade names, service marks and logos as may be identified and indicated to HSI by IDB in writing from time to time during the Term.

         1.23 "TRANSFER PRICE" shall have the meaning given in Paragraph 2(B) of
Schedule 1 to this Agreement.

2. APPOINTMENT AND AUTHORITY OF DISTRIBUTOR

         2.1 Subject to the terms and conditions of this Agreement, IDB hereby appoints HSI as its non-exclusive distributor for the resale of Product in the Territory, and HSI hereby agrees to act in that capacity beginning on the Commencement Date. HSI hereby agrees that **. HSI shall have the non-exclusive, non-assignable (except in accordance with Section 17 below), non-licensable and non-sublicensable right, after the Commencement Date and throughout the Term, to promote, sell, market and distribute Product to customers (either directly or through Affiliates or Other Distributors) in the Territory; provided, however, HSI shall not resell to Other Distributors more than the allowable maximum number of doses of Product specified in Paragraph 3 of Schedule 1. HSI may, on and after the Commencement Date, describe itself as a distributor of Product for IDB in the Territory but it shall not hold itself out as IDB's agent or representative or as otherwise being authorized to bind IDB in any way. IDB hereby grants to each of HSI's Affiliates and Other Distributors the rights granted to HSI in this Section 2.1 solely to the extent necessary to perform their obligations with respect to the Product.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         2.2 HSI shall actively promote, distribute and sell Product only within the Territory, and neither HSI nor its Affiliates or Other Distributors shall promote or solicit orders for Product or donate, sell, offer to sell or otherwise distribute Product outside the Territory, or where they ought reasonably to be aware that the ultimate destination for Product is outside the Territory. HSI and its Affiliates and Other Distributors and their respective employees and agents shall not promote Product for any indications not approved for such Product by the Regulatory Authority. HSI shall forward to IDB all inquiries relating to Product from customers or potential customers outside the Territory.

         2.3 As Product distributor, HSI shall determine the prices and other terms and conditions under which it offers Product for sale and sells Product to customers within the Territory. On or prior to the Commencement Date, HSI shall provide IDB with a resale certificate in such form, and containing such information, as required by IDB. On a monthly basis during the Term, beginning after the Commencement Date, HSI shall provide a detailed written report to IDB, in a mutually agreeable format, describing **. HSI shall deliver such reports to IDB in connection with the monthly meetings conducted pursuant to Section 6.3. Notwithstanding the foregoing, HSI shall not be required to identify names or addresses of customers of Product or Third-Party Vaccine Products and shall not be required to provide information which HSI is prohibited by contract or law from providing to third parties.

         2.4 HSI shall not make any alterations or knowingly permit any alterations to be made to Product without IDB's express written consent, which consent may be withheld in IDB's sole discretion.

         2.5 The Parties acknowledge and agree that IDB may sell Product to any United States governmental agency or body at any time between the Effective Date and the Commencement Date under a special procurement process to address influenza vaccine shortages or other immediate needs of the U.S. government, and such sales shall not be subject to the terms of this Agreement; provided, however, that IDB may indicate to the U.S. government a preference for distribution of some quantity of Product under such circumstances by and through HSI, although IDB shall not be deemed to be in breach of this Agreement or to have any liability to HSI, and HSI shall have no right to terminate this Agreement or exercise any other remedies against IDB, if IDB does not indicate such preference to the U.S. government or the U.S. government fails to distribute Product under such circumstances by or through HSI.

3. SUPPLY AND PURCHASE OF PRODUCT

         3.1 Subject to Section 3.2 and Paragraph 2(C) of Schedule 1 to this Agreement, IDB agrees to use commercially reasonable efforts to develop, manufacture, apply for Marketing Authorization of, apply for the release of and deliver to HSI, on or before the delivery dates specified in Schedule 1, the Minimum Quantity of Product as a final, packaged product. HSI hereby commits to purchase the Minimum Quantity of Product provided by IDB to HSI for each Flu Season from and after the Commencement Date during the Term, for the Purchase Price described in Schedule 1, provided delivery and release of the Minimum Quantity occurs on or before ** of such Flu Season. IDB agrees to notify HSI promptly of any delay in the manufacturing and shipping schedule, the cause of such delay and the anticipated extent of such delay, or in the event IDB is unable to manufacture (and the cause for such inability to

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
manufacture) some or all of the Minimum Quantity of Product for any given Flu Season. Recognizing the difficulties involved in vaccine manufacturing, the Parties acknowledge and agree that IDB shall not be deemed to be in breach of this Agreement or to have any liability to HSI, and HSI shall have no right to terminate this Agreement under this Section 3.1 or exercise any other remedies against IDB, if IDB fails to manufacture any or all of the Minimum Quantity of Product for any given Flu Season provided that IDB has used commercially reasonable efforts to develop, manufacture, apply for Marketing Authorization of, apply for the release of and deliver to HSI, on or before the delivery dates specified in Schedule 1, the Minimum Quantity of Product as a final, packaged product. **

         3.2 Notwithstanding anything to the contrary in this Agreement, HSI acknowledges and agrees that IDB's obligation to supply the Minimum Quantity of Product to HSI under this Agreement is subject to, and the Minimum Quantity shall be reduced by, IDB's contractual annual commitments to provide Product to the Government of Canada and additional contractual commitments to provide Product to the Government of Canada in the event of influenza pandemics in Canada, if any, which commitments shall have priority over IDB's commitments to HSI hereunder. Such commitments to the Government of Canada are described further on Schedule 3. The Parties agree that IDB shall not be deemed to be in breach of this Agreement or to have any liability to HSI, and HSI shall have no right to terminate this Agreement, in the event IDB is unable to supply HSI with the Minimum Quantity of Product because of such commitments to the Government of Canada. IDB shall keep HSI informed, in the monthly meetings described in
Section 6.3, of the quantity (if any) of Product necessary to meet such commitments to the Government of Canada for a given Flu Season and the impact on the Minimum Quantity of Product available to HSI with respect to such Flu Season.

         3.3 Except as otherwise specified in Section 3.4 below, IDB agrees that, with respect to the timing of shipment of a given quantity of Product into the Territory, IDB will allocate such quantity of Product among HSI and IDB's other distributors in the Territory on a pro rata basis, based on HSI's and each such other distributor's respective Minimum Percentage. Thus, IDB will supply HSI with a percentage of each lot of Product that is shipped into the Territory that is approximately equal to HSI's Minimum Percentage, subject to the overall Minimum Quantity limitations set forth in this Agreement.

         3.4 HSI shall be granted a first right of refusal to acquire a percentage of increased production of Product as provided in this Section 3.4.
**

         3.5 All Product shall be packaged and labeled for sale and delivered by IDB to HSI in accordance with the regulations of the Regulatory Authority, such packaging indicating that the Product is manufactured by IDB and that the Trademarks are registered trademarks of IDB. Subject to compliance with applicable regulations of the Regulatory Authority, IDB may at any time withdraw the Product from the market or alter the Specifications as it deems necessary or appropriate and/or as may be required by the Regulatory Authority, including without limitation changes in design, production or packaging of Product.

         3.6 IDB shall be responsible for exporting Product from any location in which IDB may manufacture or have manufactured Product and shall obtain any necessary export licenses required for such export. IDB shall be responsible for obtaining any necessary licenses or

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
approvals of applicable regulatory agencies in the Territory required for the importation of Product into the Territory and for the payment of all duties, fees and charges required for such importation; PROVIDED, that, HSI shall be the importer of record of Product into the Territory and HSI shall cooperate with and assist IDB, upon IDB's written request and at IDB's expense, in obtaining approvals of regulatory agencies in the Territory required for the importation of Product into the Territory.

         3.7 The Regulatory Authority's release of each lot of Product is necessary before HSI is allowed to distribute Product. The Parties recognize that the timing for obtaining Regulatory Authority release is uncertain. However, IDB shall use its commercially reasonable efforts to obtain the necessary Regulatory Authority releases as soon as reasonably possible each Flu Season and, to the extent reasonably possible, by ** of each Flu Season after the Commencement Date for ** of the Minimum Quantity and by ** of each Flu Season after the Commencement Date for ** of the Minimum Quantity; PROVIDED, that, if and to the extent that Product is not manufactured or available for release, or that some or all Regulatory Authority releases are not obtained, on or before either ** in a given Flu Season after the Commencement Date, irrespective of the reason therefor, (i) IDB shall not be deemed to have breached any obligations under this Agreement or to be liable to HSI hereunder provided that IDB has used its commercially reasonable efforts to obtain the necessary Regulatory Authority releases as soon as reasonably possible each Flu Season, and (ii) notwithstanding the provisions of Section 10 below, if ** of the Minimum Quantity of Product is not released by ** in such Flu Season, HSI shall not be obligated to purchase the amount of Product that was not released by such date. Notwithstanding the foregoing, HSI may elect to purchase Product released after ** (provided release is obtained by a date acceptable to HSI), in which case it shall notify IDB in writing of HSI's decision to acquire Product released after ** within five (5) business days after ** , which notice shall include the quantity of Product HSI desires to purchase and the acceptable post- ** release date for such Product. If IDB reasonably believes such release date is achievable, IDB shall use its commercially reasonable efforts to obtain Product release by such date (or by such other date as the Parties may mutually agree in writing). HSI shall return to IDB (at IDB's expense) any Product not released by ** that HSI decides not to purchase. HSI shall pay IDB the Purchase Price for all Product released by ** , as well as all Product released after ** that HSI elects to purchase, in accordance with the terms and conditions of this Agreement, with no right to return such Product to IDB (except only as set forth in Sections 5.2 and 5.3) even if HSI is unable to sell such Product.

         3.8 IDB will provide HSI with a copy of IDB's key clinical development milestones for Product in the Territory (the "Milestones") promptly after execution of this Agreement, which Milestones shall be subject to modification by IDB from time to time. IDB will provide HSI with written reports regarding progress made with respect to the Milestones (as modified) as of June 30, 2005, December 31, 2005, and quarterly thereafter through December 31, 2006. HSI agrees that the Milestones and progress reports are being provided by IDB for informational purposes only, and that IDB shall not be deemed to be in breach of this Agreement or to have any liability to HSI, and HSI shall have no right to terminate this Agreement under this Section 3.8 or exercise any other remedies against IDB, in the event the development of Product does not proceed in accordance with the Milestones. HSI further agrees that the Milestones and all progress reports shall be considered Confidential Information of IDB under this Agreement.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         3.9 **

4. PURCHASE PRICE AND PAYMENT

         4.1 HSI shall pay IDB the Purchase Price for the Minimum Quantity of Product, and all other Product supplied by IDB to HSI under this Agreement, as the Purchase Price is described and calculated in accordance with Paragraph 2 of
Schedule 1.

         4.2 IDB may invoice HSI at any time after Product has been delivered to the Shipping Point. Payment in full of the Transfer Price of all Product in each shipment shall be due and paid by HSI to IDB within thirty (30) days after the later of (i) the date of delivery of such Product to the Shipping Point or (ii) the date of release of such Product by the Regulatory Authority. Reconciliation and payment or credit of the final Purchase Price (the Transfer Price as adjusted in accordance with Paragraph 2(B) of Schedule 1) shall be made as provided in Paragraph 2(D) of Schedule 1. Should HSI fail to pay IDB any amount due IDB on or before the due date for payment, HSI shall pay IDB the full amount due plus interest on such unpaid amount from its original due date until the date IDB receives full payment, such interest to be at the rate specified in Paragraph 5 of Schedule 1. For the avoidance of doubt, in the event that Product is delivered to HSI and invoiced by IDB, but subsequently is properly rejected by HSI in accordance with Sections 5.2 and 5.3 of this Agreement, then HSI shall pay the full Transfer Price, but IDB shall give appropriate credit to HSI unless the rejected Product is replaced by IDB at IDB's expense in accordance with
Section 5.3.

         4.3 During the term of this Agreement and for a period of three (3) years thereafter, HSI and its Affiliates shall keep accurate books and records with respect to the sale and distribution of Product in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied and in sufficient detail to enable IDB to determine the correctness of all payments made to IDB hereunder. Upon written request by IDB, HSI shall permit an independent certified public account or IDB in-house auditor or accountant ("Accountant") (to be determined and selected by IDB and reasonably acceptable to HSI), to inspect HSI's books, records and facilities, and copy such books and records, to the extent such Accountant reasonably deems necessary or appropriate for the sole purposes of verifying the completeness and accuracy of the reports delivered and payments made under this Agreement and ascertaining HSI's compliance with its obligations under this Agreement. The Accountant's report based on such inspection shall be limited to a detailed report on those subjects. ** HSI will pay IDB the amount of any such deficiency within thirty
(30) days of the date of the invoice therefor, and shall pay interest at the rate specified in Paragraph 5 of Schedule 1 for any past due amounts.

5. DELIVERY OF PRODUCT

         5.1 Subject to HSI's satisfaction of its importation obligations under
Section 3.6, IDB agrees to deliver all Product ordered by HSI hereunder FOB Shipping Point.

         5.2 All Product is shipped on a non-returnable basis except only as set forth in Sections 3.7 and 5.3 and except if there is a Product recall. HSI shall pay IDB the Purchase Price for all Product delivered to HSI and released by the Regulatory Authority even if HSI is unable

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
to sell such Product, subject only to HSI's right to reject Product as provided below. Not later than ** days after its receipt of each shipment of Product at the Shipping Point, and sooner if reasonably possible, HSI shall notify IDB as provided in Section 5.3 of any basis for rejecting any such Product (the only bases for rejection being as specified in Section 5.3). If HSI fails to give such notice to IDB within such period, then such Product shall be deemed to be finally accepted by HSI. Notwithstanding the foregoing, if HSI thereafter discovers a latent defect which could not readily be identified upon a reasonable inspection of Product at the time of delivery to the Shipping Point, and such latent defect constitutes a Defective Product (as defined in Section
11.4 below), HSI shall inform IDB of such Defective Product within five (5) business days of such discovery, and the provisions of Section 5.3 shall apply.

         5.3 To reject Product, HSI shall, within the rejection period specified in Section 5.2, notify IDB of its rejection in writing, describing in detail the basis for such rejection (which must be either, and shall be limited to, (i) a Defective Product as defined in Section 11.4 below, or (ii) physical damage to Product in the course of shipment to HSI) and the amount of Product affected, and request a return authorization ("RA") number. IDB shall provide the RA number to HSI within ** days after receipt of the request. Within ** days after HSI's receipt of the RA number, HSI shall return to IDB the rejected Product, freight prepaid, with the RA number displayed on the outside of the carton. IDB reserves the right to refuse to accept any rejected Product that does not bear an RA number on the outside of the carton. As promptly as possible, and within ** days after receipt of properly rejected Product if reasonably possible, IDB shall use commercially reasonable efforts to replace the Product, at its expense, as provided in Section 5.4. IDB shall pay the shipping charges back to HSI for properly rejected Product; otherwise, HSI shall be responsible for the shipping charges.

         5.4 In the event HSI rejects any shipment of Product in accordance with Sections 5.2 and 5.3 or in the event of failure to obtain Product releases from the Regulatory Authority by ** of a given Flu Season, then IDB shall use commercially reasonable efforts to provide, but shall not guarantee to provide, replacement Product, subject in all respects to IDB's commitments to the Government of Canada as provided in Section 3.2. In the event IDB does not supply replacement Product to HSI within a reasonable period (at least ** days) and HSI notifies IDB in writing that it elects not to wait beyond such period for replacement Product, then IDB shall credit HSI for the amount, if any, previously paid by HSI for such rejected or unreleased Product, but IDB shall not be deemed to be in breach of this Agreement or to have any liability to HSI because it failed to supply replacement Product; provided, however, that if HSI has not yet paid for such rejected or unreleased Product and IDB fails to supply replacement Product, HSI shall have no obligation to pay for such rejected or unreleased Product. If IDB will not be able to supply replacement Product until after ** of a given Flu Season, then HSI may elect, at its option, to accept such replacement Product after such date or to receive a credit for the amount, if any, previously paid by HSI for the rejected or unreleased Product, provided that HSI notifies IDB in writing of its election within five (5) business days after ** . If HSI wrongfully rejects Product or wrongfully fails to take delivery of any shipment of Product, then IDB shall be entitled to invoice HSI for the Transfer Price and then the Purchase Price of such Product as set forth in Schedule 1, together with the cost of disposing of such Product, if applicable, and HSI shall pay such invoiced amount within thirty (30) days of the invoice date.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         5.5 Risk of loss of or damage to Product supplied by IDB to HSI shall pass to HSI at the time Product is delivered to the Shipping Point. If HSI properly rejects Product in accordance with Sections 5.2 and 5.3, then risk of loss of or damage to Product will pass back to IDB upon delivery by HSI to the first return carrier. Title to Product shall pass to HSI at the time Product is delivered to the Shipping Point. If any shipment of Product is delivered to the Shipping Point before such Product is released by the Regulatory Authority, HSI shall quarantine such Product, at its sole cost, until such Product is released. HSI shall have title to, and shall bear all responsibility and liability with respect to, all Product after it is delivered to the Shipping Point, including all Product in quarantine.

6. MARKETING OF PRODUCT

         6.1 Notwithstanding anything to the contrary in this Agreement, HSI hereby agrees that **. Without limiting HSI's obligations under this Agreement, HSI may promote, sell and distribute Third-Party Vaccine Products provided that such promotion, sale and distribution are consistent with this Section 6.1 and HSI's other obligations under this Agreement. **

         6.2 Without limiting its other obligations under this Agreement, HSI shall exercise commercially reasonable efforts to actively promote the use and sale of Product and the use of the Fluviral(TM) brand name (or other Trademark as may be indicated by IDB) throughout the Territory. In this context, "commercially reasonable efforts" means at least the quality and quantity of efforts that HSI does or would use to promote the use and sale, and expand the sale, of any influenza vaccine originated or sold by HSI that is distributed in substantially the same quantities as the quantities of Product contemplated in this Agreement (with at least the same level of advertising, promotion and sales support). IDB agrees to provide HSI with such technical and clinical data as HSI may reasonably require in order to promote, distribute and sell Product in the Territory, subject to the provisions of Section 9.

         6.3 HSI and IDB shall convene by telephone, videoconference or in person, on a quarterly basis--and more frequently if reasonably requested by either Party-- until the initial Marketing Authorization for Product is received and then monthly thereafter--and more frequently if reasonably requested by either Party--to discuss (as may be relevant at the time) regulatory developments affecting Product, HSI's marketing plan, strategy and marketing and sales efforts proposed for Product for a given Flu Season, IDB's Product supply issues, if any, IDB's Product commitments to the Government of Canada for a given Flu Season, as described in Section 3.2, and such other relevant issues as either Party may propose. ** Each Party shall consider in good faith the views expressed by the other Party during such meetings.

         6.4 HSI shall, and shall require its Affiliates and Other Distributors to, conduct all promotion, marketing, distribution and sale of Product, including, without limitation, handling, inventory and storage of Product, in compliance with all applicable laws and regulations and all applicable rules and requirements of IDB, including, without limitation, cold chain requirements for Product as set forth in the package insert for Product each Flu Season, as the same may be updated by IDB from time to time, and as otherwise may be required or reasonably prudent. When promoting, marketing and selling Product, HSI shall, and shall require its Affiliates and Other Distributors to: (i) provide IDB copies of all labels, promotion and marketing materials related to Product promptly upon IDB's request; (ii) make no false or misleading statements to


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
customers or others regarding IDB or Product, or make any representations, warranties or guarantees with respect to Product other than those printed on the Product packaging or labeling expressly included in Product information, in each case as provided or approved by IDB in writing in advance and as permitted by law; (iii) comply with the procedures and requirements for adverse reaction reporting ("Adverse Reaction Reporting"), which Adverse Reaction Reporting shall be as required by applicable law or regulation and shall be mutually agreed upon in writing by the Parties as promptly as practicable following receipt of appropriate regulatory approval and Marketing Authorization for Product in the Territory (and prior to any distribution of Product by HSI pursuant to this Agreement). (Once finalized, the Adverse Reaction Reporting will be attached hereto as Schedule 4); (iv) in the event of a Product recall, perform such recall in accordance with Section 11.4 and the applicable Product recall procedure ("Product Recall Procedure"), subject to IDB's prior written agreement to the recall and HSI's ongoing consultation with IDB regarding the recall. (The Product Recall Procedure will be mutually agreed upon in writing by the Parties as promptly as practicable following receipt of appropriate regulatory approval and Marketing Authorization for Product in the Territory (and prior to any distribution of Product by HSI pursuant to this Agreement). (Once finalized, the Product Recall Procedure will be attached hereto as Schedule 5); and (v) communicate with the Regulatory Authority concerning Product only with IDB's prior written consent (and, if requested by IDB, IDB's participation in such communication). If the Regulatory Authority requests information from HSI regarding Product, HSI shall keep IDB fully informed of all such communications, provide IDB with copies of all such written communications, consult with IDB regarding responses thereto, and allow IDB, at its request, to control or to participate in formulating responses thereto (all in compliance with applicable laws and regulations).

7. REGULATORY COMPLIANCE

         7.1 The Parties acknowledge that, as of the Effective Date of this Agreement, the Product has not received Marketing Authorization from the Regulatory Authority. IDB shall, at its expense, use commercially reasonable efforts to apply for, obtain and maintain in force the Marketing Authorization(s) required to permit the supply, distribution and resale of Product in the Territory in accordance with this Agreement. HSI shall give such reasonable assistance as IDB may require from time to time in pursuing such applications for the Marketing Authorization. IDB shall exercise commercially reasonable efforts to obtain the Marketing Authorization for Product in the Territory as soon as reasonably practicable, but in any event on or before April 1, 2008 for the 2008/2009 Flu Season and by ** in subsequent Flu Seasons. For the avoidance of doubt, IDB gives no firm undertakings in relation to the grant of the Marketing Authorization by any date, or at all, and, except for HSI's right to terminate this Agreement as provided in Section 15.3.1, HSI shall have no claim against IDB arising out of any failure to obtain the grant or renewal of the Marketing Authorization.

         7.2 If IDB receives the initial Marketing Authorization on or before **, 2005, the Commencement Date shall be **, 2005. If IDB receives the initial Marketing Authorization after **, 2005, then HSI shall have no obligation to acquire Product for the 2005/2006 Flu Season PROVIDED, that, HSI may, by giving written notice to IDB within thirty (30) days after HSI receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2005/2006 Flu Season in which case the Commencement Date shall be

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
the date in 2005 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2005 Commencement Date, if IDB receives the initial Marketing Authorization after **, 2005 but on or before **, 2006, the Commencement Date shall be **, 2006. If IDB receives the initial Marketing Authorization after **, 2006, then HSI shall have no obligation to acquire Product for the 2006/2007 Flu Season PROVIDED, that, HSI may, by giving written notice to IDB within thirty (30) days after HSI receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2006/2007 Flu Season in which case the Commencement Date shall be the date in 2006 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2006 Commencement Date, if IDB receives the initial Marketing Authorization after **, 2006 but on or before **, 2007, the Commencement Date shall be **, 2007. If IDB receives the initial Marketing Authorization after **, 2007, then HSI shall have no obligation to acquire Product for the 2007/2008 Flu Season PROVIDED, that, HSI may, by giving written notice to IDB within thirty (30) days after HSI receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2007/2008 Flu Season in which case the Commencement Date shall be the date in 2007 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2007 Commencement Date or HSI has terminated this Agreement in accordance with Section 15.3.1 below, if IDB receives the initial Marketing Authorization after **, 2007 but on or before **, 2008, the Commencement Date shall be **, 2008.

         7.3 IDB shall have the right (without liability to HSI) to terminate its obligations to supply Product to HSI for any Flu Season upon notice to HSI if, as a result of any action taken by a Regulatory Authority or any other governmental authority, it becomes impossible or commercially impracticable for IDB to supply substantially all of the Minimum Quantity of Product for that Flu Season in accordance with the terms of this Agreement. In such event, subject to
Section 15.3, this Agreement shall remain effective with respect to the supply of Product in subsequent Flu Seasons.

         7.4 Unless the Regulatory Authority requires otherwise, the Marketing Authorization will be issued in the name of and held by IDB. HSI shall give IDB prompt written notice of all changes to the Marketing Authorization required by the Regulatory Authority of which it becomes aware. **

         7.5 HSI shall, at its expense, obtain and maintain in full force and effect throughout the Term any and all licenses and approvals, other than the Marketing Authorization, necessary for the storage, marketing, distribution and sale of Product in the Territory, in full compliance with all applicable laws and regulations. HSI shall assume all responsibility for and shall comply with all applicable laws and regulations concerning the inventory, storage, use, promotion, distribution and sale of Products in the Territory and, correspondingly, for any damage, claim, liability, loss or expense which IDB may suffer or incur by reason of said inventory, use, promotion, distribution and sale, subject only to IDB's obligations under Section 12.1. HSI shall not use any advertisement or marketing material on, with respect to or relating to any Product unless such advertisement or marketing material has first been submitted to and approved by IDB in advance in writing.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

8. TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

         8.1 All IDB Trademarks and derivatives thereof relating to Product, and all technology and other Intellectual Property relating to Product and the goodwill associated therewith, are the sole and exclusive property of IDB and/or its Affiliates. IDB hereby grants HSI permission to use the Trademarks in the Territory for the limited purpose of HSI performing its rights and obligations under this Agreement during the Term. Products shall be promoted, sold and distributed only under the Trademarks. HSI shall ensure that each use of and reference to any of the Trademarks (by HSI, its Affiliates or other Distributors) is accompanied by a statement that it is a registered trademark of IDB. IDB may, in its sole discretion after consultation with HSI, modify or discontinue the use of any Trademark and/or use one or more additional or substitute marks or names, and HSI and its Affiliates and Other Distributors shall be obligated to do the same in connection with marketing and selling Product. All representations of IDB's Trademarks shall be exact copies of those used by IDB or, if not, shall first be submitted to IDB for approval, which approval shall not be unreasonably withheld or delayed. Upon written request, HSI shall give IDB copies of examples of such usage in order to assess compliance with this Section.

         8.2 Neither HSI, its Affiliates, nor Other Distributors shall: (i) use the Trademarks in any way that might prejudice their distinctiveness or validity or the goodwill of IDB therein; (ii) use any Trademark in connection with the sale of any other product, or use any other trademark other than the Trademarks, in connection with Product; (iii) modify Product or its labeling or packaging or alter, obscure, or remove the Trademarks, indication of the source of origin, other means of identification or other markings used on or in relation to Product; or (iv) at any time during or after the term of this Agreement challenge or assist others to challenge the Trademarks or the registration thereof, or use or make any application for registration in the Territory of any trademarks or tradenames so resembling any trademark or tradename of IDB (including, without limitation, any Trademark) as to be likely to cause confusion or deception.

         8.3 In the event HSI becomes aware of any infringement of, or threatened or suspected infringement of, or challenge to any Trademark or other Intellectual Property of IDB, HSI shall notify IDB immediately. IDB shall investigate any alleged violation and may take legal action as it deems appropriate to resolve the issue and to prevent others from infringing on its Intellectual Property rights within the Territory. At IDB's reasonable request, and at IDB's expense, HSI shall cooperate with and assist IDB in connection with any such infringement.

         8.4 Except only for the limited rights as expressly permitted hereunder, and then only as necessary for the proper performance of HSI's obligations hereunder, HSI hereby acknowledges that it shall acquire no rights, express or implied, in respect of any of IDB's Intellectual Property, including the tradenames or trademarks of IDB (including but not limited to the Trademarks) or of the goodwill associated therewith and that all such rights and goodwill are, and shall remain, vested in IDB.

         8.5 HSI will not do, nor will HSI allow or authorize its Affiliates, Other Distributors or anyone else to do, any act which would or might invalidate or be inconsistent with the Intellectual Property of IDB (including the Trademarks), and HSI shall not omit or allow or authorize anyone to omit to do any act which, by its omission, would have that effect.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

9. CONFIDENTIAL INFORMATION; PUBLICITY

         9.1 Both Parties recognize and acknowledge that each will have access to Confidential Information of the other in connection with this Agreement. Other than as necessary to perform their obligations under this Agreement, and except as otherwise permitted in this Section 9, both Parties shall, during and after the Term keep all Confidential Information of the Disclosing Party confidential and not disclose any such Confidential Information to any Third Party without the express written consent of the Disclosing Party; and not use any Confidential Information of the Disclosing Party for any purpose other than the performance of the Receiving Party's obligations under this Agreement.

         9.2 The Parties agree that the Confidential Information received from the Disclosing Party hereunder shall not be disclosed to any employee, officer, or director of the Receiving Party or to any of its Affiliates, except to those employees, officers, directors and Affiliates whose responsibilities require such disclosure for purposes of performing the Receiving Party's obligations under this Agreement; provided that such employees, officers, directors and Affiliates have entered into confidentiality agreements with provisions substantially similar to those set forth in this Section 9.

         9.3 Confidential Information may be disclosed by a Receiving Party to the Regulatory Authority or other governmental authority only to the extent necessary for the purposes contemplated by this Agreement or as may be required by applicable law or regulation.

         9.4 Each Party agrees to use the same degree of care concerning the other Party's Confidential Information as it uses to protect its own confidential and proprietary technical information (but no less than reasonable care) to prevent the unauthorized disclosure to any third party of the Confidential Information received from the Disclosing Party hereunder. Except as expressly provided in this Agreement, the Parties agree that they shall acquire no rights with respect to Confidential Information of the other Party received hereunder.

         9.5 Confidential Information may be disclosed by a Receiving Party to a Third Party to the extent that: (i) it is at the Effective Date, or thereafter becomes, public knowledge through no act, omission or breach of this Agreement by the Receiving Party, its Affiliates or their respective employees, officers or directors (provided that in doing so such Receiving Party shall not disclose any Confidential Information which is not public knowledge); or (ii) it can be reasonably shown by the Receiving Party, by written records in the Receiving Party's possession prior to disclosure, to have been known to the Receiving Party prior to disclosure by the Disclosing Party; or (iii) such Confidential Information is required to be disclosed by law, governmental or regulatory request or legal process; or (iv) to the extent such Confidential Information is disclosed in connection with any legal or other dispute resolution proceedings between the Parties hereto.

         9.6 The Receiving Party shall, within thirty (30) days following receipt of a request by the Disclosing Party or termination or expiration of this Agreement, return and deliver (or if so requested destroy and provide a certificate of destruction) to the Disclosing Party all copies of Confidential Information of the Disclosing Party in the Receiving Party's possession or under its control; provided that each Party may retain one copy of such information solely for (i) archival

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
purposes, (ii) determination and reconciliation of the Parties' respective rights and obligations following such termination or expiration, or (iii) use in a dispute resolution procedure that may arise between the Parties.

         9.7 Neither Party shall issue press releases or make public announcements relating to this Agreement without the other Party's prior written approval, which approval shall not be unreasonably withheld or delayed; provided, however, that nothing in this Section shall impair either Party's compliance with any requirements of the Securities and Exchange Commission or the national securities exchange or other stock market on which such Party's securities are traded. In connection with any filing by either Party of a copy of this Agreement with the Securities and Exchange Commission (or the national securities exchange or other stock market on which such Party's securities are traded), the filing Party shall endeavor to obtain confidential treatment of economic and trade secret information. Reasonably in advance of filing, the filing Party shall provide to the other Party a copy of the proposed filing and the Parties shall work cooperatively in good faith, taking into consideration the other Party's suggestions, regarding the information for which the filing Party will seek to obtain confidential treatment.

10. FORCE MAJEURE

         10.1 Neither Party shall be under any liability to the other for failure or delay in the performance of any obligation hereunder or part thereof (other than obligations to pay money) to the extent and for the period that such performance is prevented by reason of Force Majeure (as defined below), provided that the Party claiming the benefit of this Section promptly begins, and thereafter diligently pursues, the cure of such Force Majeure and gives written notice of the Force Majeure to the other within thirty (30) days of the occurrence of the event of Force Majeure. For purposes of this Agreement, "Force Majeure" shall mean any cause preventing or obstructing the performance of this Agreement arising from or attributable to acts, events or circumstances beyond the reasonable control of, and not caused by the negligence of, the Party affected, including but not limited to epidemic of disease, Act of God, shortage of materials, war, acts of terrorism, strikes or labor disputes, accidents, fire, breakdown of machinery, acts of government or other legal authority (including any Regulatory Authority), riot or civil commotion. Notwithstanding the foregoing, in the event IDB fails to deliver to the Shipping Point the Minimum Quantity, as such Minimum Quantity may be adjusted as provided in this Agreement, for any given Flu Season due to an event of Force Majeure, HSI shall have the option to extend the Term for one additional Flu Season for each such Flu Season that the Minimum Quantity was not delivered, in which case, HSI shall notify IDB in writing of HSI's election to extend the Term within five (5) business days after the last day of such Flu Season for which the Minimum Quantity was not delivered.

         10.2 If the performance of this Agreement shall be prevented for a period exceeding three (3) months from the date of notice given pursuant to
Section 10.1 due to an event of Force Majeure, the Party receiving notice of an event of Force Majeure shall be entitled to terminate all obligations regarding the supply of Product in the affected Flu Season forthwith by giving written notice to the other. As regards the supply of Product for all other Flu Seasons during the Term, subject to Sections 15.3 and 15.4, this Agreement shall continue in full force and effect.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

11. WARRANTIES OF IDB AND HSI

         11.1 IDB warrants that:

                  11.1.1 the Product supplied to HSI hereunder shall, at the time of delivery to the Shipping Point, conform in all material respects to the Specifications, including, without limitation, with respect to design of Product, and such Product will not, at the time of its delivery to the Shipping Point, be adulterated or misbranded within the meaning of the U.S. Food, Drug and Cosmetic Act, 21 U.S.C. ss.301 ET SEQ., as it may be amended from time to time;

                  11.1.2 to its actual knowledge as of the Effective Date, it has received no notice from any third party claiming that the manufacture, use or sale of Product will infringe any Intellectual Property rights of any third party;

                  11.1.3 subject to Sections 3.1 and 7.1, it shall manufacture Product in compliance with all applicable laws, rules and regulations, including the conditions of the Marketing Authorization, including current Good Manufacturing Practice;

                  11.1.4 it has taken, and during the Term will take, all commercially reasonable action (as provided in Section 8.3) against any third party claiming any rights to Product which would conflict with the rights granted to HSI hereunder.

                  11.1.5 title to Product will pass to HSI (as provided in Section 5.5) free and clear of all third party liens, claims, security interests, or other encumbrances;

                  11.1.6 it has the full right, power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement; and

                  11.1.7 its execution and delivery of this Agreement does not, and performance by it of its obligations hereunder will not, constitute a breach of, or conflict with, any agreement, order, judgment, decree or other arrangement, whether written or oral, to which it is a party or by which it is bound as of the Effective Date.

         11.2 HSI warrants that:

                  11.2.1 its statements to IDB and calculations of the Average Sell Price, the Transfer Price and the final Purchase Price of all Product supplied by IDB each Flu Season under this Agreement, and all underlying data, as reported in accordance with Section 2.3 or otherwise to IDB, shall be accurate statements and calculations of those terms, determined in accordance with this Agreement (including in Schedule 1), and no discounts or other concessions directly or indirectly related to HSI's sales of other products to Other Distributors or to the same customers that purchase Product shall be applied to or used in the calculation of the Average Sell Price or to reduce Net Sales Revenue used in calculating the Average Sell Price, the Transfer Price or the Purchase Price;

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                  11.2.2 it shall comply fully at its expense with all applicable laws, rules and regulations in the Territory (including, without limitation, those of the Regulatory Authority) pertaining to the storage, handling, inventory, marketing, distribution and sale of Product, and shall market and sell Product only for the uses and applications set forth in, and in accordance with, the Marketing Authorization;

                  11.2.3 it has the full right, power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement; and

                  11.2.4 its execution and delivery of this Agreement does not, and performance by it of its obligations hereunder will not, constitute a breach of, or conflict with, any agreement, order, judgment, decree or other arrangement, whether written or oral, to which it is a party or by which it is bound as of the Effective Date.

         11.3 EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN SECTIONS 11.1 AND 11.2, NEITHER IDB NOR HSI MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR OTHERWISE. WITHOUT LIMITING THE FOREGOING SENTENCE, IDB SPECIFICALLY DISCLAIMS, AND HSI EXPRESSLY WAIVES (i) ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO PRODUCT, WHETHER USED ALONE OR IN CONNECTION WITH OTHER SUBSTANCES OR MATERIALS; AND (ii) ANY LIABILITY WITH RESPECT TO ANY PRODUCT THAT HAS BEEN ALTERED, MODIFIED OR TAMPERED WITH AFTER DELIVERY TO THE SHIPPING POINT; OR BEEN SUBJECTED TO MISUSE, NEGLIGENCE OR OTHERWISE DAMAGED AFTER DELIVERY TO THE SHIPPING POINT; OR, AFTER DELIVERY TO THE SHIPPING POINT, HAS BEEN STORED, HANDLED, OR USED IN A MANNER CONTRARY TO APPLICABLE LAWS OR REGULATIONS OR IDB'S INSTRUCTIONS; OR HAS EXCEEDED ITS STATED EXPIRATION DATE.

         11.4 EXCEPT AS PROVIDED IN SECTION 12, HSI'S EXCLUSIVE REMEDY FOR BREACH OF ANY WARRANTY BY IDB UNDER SECTION 11.1.1 IS THE DELIVERY BY IDB, IN ACCORDANCE WITH SECTIONS 5.3 AND 5.4, OF ADDITIONAL QUANTITIES OF PRODUCT IN REPLACEMENT OF THE PRODUCT THAT, AT THE TIME OF DELIVERY TO THE SHIPPING POINT, WAS NOT IN COMPLIANCE WITH IDB'S WARRANTY IN SECTION 11.1.1 ("DEFECTIVE PRODUCT"), OR THE REFUND OF THE PURCHASE PRICE FOR SUCH DEFECTIVE PRODUCT, AT HSI'S OPTION. HSI shall have the right, which it must exercise in accordance with the provisions of (and subject to the limitations of) Sections 5.2 and 5.3, to return and demand the replacement of any such Defective Product to IDB. Provided that HSI gives IDB all assistance reasonably requested by IDB relating to any recall of Defective Product and is in material compliance with the Product Recall Procedures and the requirements of the Regulatory Authority and any other applicable legal requirements in connection therewith (to the extent such requirements are applicable to HSI), IDB shall reimburse to HSI the costs reasonably incurred by HSI directly in connection with the recall of Defective Product, including the replacement or destruction of such Defective Product. In all other circumstances, HSI, not IDB, shall bear the cost of any recall or

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
replacement of such Defective Product. With respect to any Product recall, the Parties shall follow the Product Recall Procedure to be set forth in Schedule 5 to this Agreement.

12. INDEMNIFICATION OBLIGATIONS OF IDB AND HSI

         12.1 IDB shall indemnify, defend and hold HSI and its Affiliates, and their respective directors, officers, employees and agents ("HSI Indemnitees"), harmless from and against any and all claims, actions, causes of action, liabilities, losses, costs and expenses (including reasonable attorneys' fees) incurred thereby or caused thereto arising out of third-party claims (i.e., claims by parties other than an HSI Indemnitee) relating to Product to the extent that such claims arise out of or result from (i) any defect in Product at the time it was delivered to the Shipping Point, where such defect constitutes a breach of IDB's warranty under Section 11.1.1; (ii) the failure of IDB to provide disclosure of contraindications, adverse reactions or other information in Product packaging or labeling as required under applicable laws or regulations; (iii) any material breach of this Agreement by IDB (including, without limitation, material breach of its warranties hereunder); (iv) the labeling or packaging of Product by or on behalf of IDB; (v) the possession, distribution, sale and/or use of Product, including claims of bodily injury, death, property damage or similar third-party claims; or (vi) the negligence or willful misconduct of IDB; PROVIDED, that, IDB shall have no duty to indemnify, defend or hold harmless any HSI Indemnitee to the extent HSI, its Affiliates or Other Distributors caused or contributed to losses or claims (including claims of bodily injury, death, property damage or similar third-party claims), or to the extent HSI is obligated to indemnify IDB under Section 12.2; and PROVIDED, further, that, without diminishing IDB's obligations under this Section 12.1, nothing in this Section 12.1 shall create or imply liability for IDB under other sections of this Agreement where such liability is expressly disclaimed.

         12.2 HSI shall indemnify, defend and hold IDB and its Affiliates, and their respective directors, officers, employees and agents ("IDB Indemnitees"), harmless from and against any and all claims, actions, causes of action, liabilities, losses, costs and expenses (including reasonable attorneys' fees) incurred thereby or caused thereto, arising out of third-party claims (i.e., claims by someone other than an IDB Indemnitee and including claims of bodily injury, death, property damage or similar third-party claims) relating to Product to the extent that such claims arise out of or result from (i) any material breach of this Agreement by HSI (including, without limitation, material breach of its warranties hereunder), (ii) any acts or omissions by or on behalf of HSI, its Affiliates or Other Distributors or their respective employees, agents or representatives, which are beyond the scope of HSI's authorization granted herein or are not in compliance with the obligations of HSI under this Agreement (including, without limitation, any use, sale or other disposition of Product or Trademarks in a manner recommended, proposed or represented by HSI which is contrary to or not in accordance with IDB's written recommendations, representations or authorization), or (iii) the negligence or willful misconduct of HSI; provided that HSI shall have no duty to indemnify, defend or hold harmless any IDB Indemnitee to the extent IDB is obligated to indemnify HSI under Section 12.1.

         12.3 It shall be a condition of IDB or HSI, as the case may be (the "Indemnifying Party") being liable to the other Party (the "Indemnified Party") and its respective Indemnitees under the foregoing indemnity obligations that:
(i) the Indemnified Party shall notify the Indemnifying Party in writing of any claim threatened or filed against it or against any of the

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

Indemnified Party's Indemnitees promptly after learning of such claim; (ii) the Indemnifying Party, at its sole cost, shall have the opportunity to assume the direction and control the defense of such claim or proceeding with counsel of its choosing; (iii) the Indemnified Party shall cooperate fully with and provide reasonable assistance to the Indemnifying Party and its representatives and insurers in connection with such claim and (at the expense of the Indemnifying Party) the mitigation of losses, costs, expenses and liabilities in connection therewith; and (iv) neither the Indemnified Party nor its Indemnitee(s) shall compromise, settle or take any other material steps relating to such claim without the prior written approval of the Indemnifying Party (which shall not to be unreasonably withheld or delayed). The failure of the Indemnified Party to notify the Indemnifying Party in writing promptly after learning of any such claim or proceeding shall relieve the Indemnifying Party of any liability to the Indemnified Party under this Agreement if and solely to the extent the Indemnifying Party can demonstrate that such late notice is prejudicial to the ability of the Indemnifying Party to defend such action.

13. INSURANCE OBLIGATIONS OF IDB AND HSI

         13.1 Each Party will, at its own expense, maintain, during the Term and for a period of not less than five (5) years following termination of this Agreement, insurance coverage insuring it against such of its liabilities arising under its indemnity obligations under this Agreement as are reasonably insurable, with limits of coverage not less than ** per occurrence and ** in the aggregate. Each Party shall also maintain at its expense such other insurance as may be required by governmental or statutory authorities (including, without limitation, the Regulatory Authority) in the Territory. HSI shall be named as an additional insured under the insurance policies maintained by IDB hereunder, and such policies shall provide for at least thirty (30) days' prior written notice to HSI in the event of cancellation or material reduction of coverage.

         13.2 Each Party shall provide the other Party with a certificate of insurance confirming that such insurance coverage is in place, and confirming that the insurance premiums have been paid, such certificates to be provided on or before IDB's first delivery of Product to HSI under this Agreement and at such other times as a Party may reasonably request.

14. LIMITATION OF LIABILITY

         EXCEPT IN CONNECTION WITH A PARTY'S WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOST PROFITS AND LOSS OF GOODWILL, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT (OR ANY DUTY OF COMMON LAW, AND WHETHER OR NOT OCCASIONED BY THE NEGLIGENCE OF A PARTY OR ITS AFFILIATES), REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED THAT NOTHING IN THIS SECTION 14 IS INTENDED TO, OR DOES, LIMIT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER SECTION 12; PROVIDED FURTHER THAT, FOR THE AVOIDANCE OF DOUBT, NOTHING IN THIS SECTION IS INTENDED TO, OR DOES, LIMIT HSI'S OBLIGATION UNDER THIS AGREEMENT TO PURCHASE THE MINIMUM QUANTITY OF PRODUCT FROM IDB AND PAY IDB THE PURCHASE PRICE THEREFOR DURING THE TERM OF

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

THIS AGREEMENT. NOTHING IN THIS SECTION 14, HOWEVER, SHALL LIMIT EITHER PARTY'S RIGHT TO CLAIM DIRECT DAMAGES FROM THE OTHER PARTY.

15. TERM AND TERMINATION

         15.1 This Agreement shall take effect on the Effective Date and, subject to earlier termination in accordance with all other relevant provisions hereof, shall continue through the conclusion of the 2014/2015 Flu Season regardless of the Commencement Date under Section 7.2, or such longer time as extended pursuant to Section 10.1 (the "Term"). The Parties may elect in writing to extend the term of this Agreement on mutually agreeable terms and conditions.

         15.2 Without limiting any other rights of termination specified herein, either Party may terminate this Agreement by written notice to the other Party (the "Notified Party") (such termination being effective immediately on the Notified Party's receipt of such notice unless otherwise specified or agreed), if:

                  15.2.1 the Notified Party becomes bankrupt or the subject of procedures in bankruptcy, or under insolvency laws or for reorganization, receivership, liquidation or dissolution, and such procedures are not terminated within ninety (90) days; or

                  15.2.2 the Notified Party commits a material breach of any of the provisions of this Agreement and fails to remedy such breach within thirty (30) days of receipt of written notice from the non-breaching Party (or such longer period as the non-breaching Party may specify in such notice), such notice specifying the breach in detail and requiring it to be remedied (for the avoidance of doubt, a material breach of this Agreement by HSI includes, without limitation, HSI's failure to purchase the Minimum Quantity of Product for any given Flu Season which is available for purchase by HSI or to pay the Purchase Price therefor).

         15.3 Without limiting any other rights of termination specified herein, HSI may terminate this Agreement by written notice to IDB (such termination being effective immediately on IDB's receipt of such notice unless otherwise specified or agreed), if:

                  15.3.1 IDB fails to obtain the initial Marketing Authorization by ** ; provided, however, that HSI may exercise this right to terminate only until ** ; or

                  15.3.2 the Marketing Authorization is suspended for one hundred fifty (150) days or more or is terminated; provided, however, that HSI may exercise this right to terminate only until the date that is thirty (30) days after the Marketing Authorization is so suspended (after 150 days) or terminated.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         15.4 Without limiting any other rights of termination specified herein, IDB may terminate this Agreement by written notice to HSI (such termination being effective immediately on HSI's receipt of such notice unless otherwise specified or agreed), if any of the licenses or approvals required to be maintained by HSI pursuant to Section 7.5 are suspended for one hundred fifty
(150) days or more or are terminated; provided, however, that IDB may exercise this right to terminate only until the date that is thirty (30) days after it receives notice that such licenses or approvals are so suspended or terminated.

         15.5 Upon the termination or expiration of this Agreement:

                  15.5.1 HSI shall promptly (within thirty (30) days unless otherwise agreed by IDB) send to IDB, or otherwise dispose of in accordance with IDB's directions, all samples of Product and all promotional, advertising and/or sales materials and technical information relating to Product in the possession or control of HSI, its Affiliates or Other Distributors;

                  15.5.2 HSI shall, and shall cause its Affiliates and Other Distributors to, immediately cease to promote, market, advertise, sell or distribute Product, except only as and to the extent permitted in
         Section 15.5.3 below;

                  15.5.3 Within three (3) months of termination, except for termination by IDB based on HSI's unremedied breach, HSI may sell stocks of Product supplied by IDB to HSI but not yet sold by HSI, subject to the applicable provisions of this Agreement, and shall dispose of all remaining Product on hand in accordance with IDB's directions and applicable laws and regulations;

                  15.5.4 HSI shall reasonably cooperate with IDB and any successor distributor appointed by IDB with a view to ensuring an orderly transfer of distribution responsibilities;

                  15.5.5 Within thirty (30) days after the termination or expiration of this Agreement, HSI shall furnish to IDB a complete, accurate and current accounting and report of all transactions subsequent to those shown in the last report to IDB provided in accordance with Section 2.3, and with such accounting and report shall pay to IDB any remaining amounts due under this Agreement; and

                  15.5.6 The Parties shall comply with Section 9.6 hereof relating to Confidential Information.

         15.6 The termination or expiration of this Agreement shall be without prejudice to the rights and obligations of either Party accrued as of the date of such expiration or termination, in addition to any other remedies that a Party may have under applicable statutory or common law (subject to the terms, conditions and limitations of this Agreement). Each Parties' obligations under Sections 1, 4, 9, 11-16 and 18 (and, as applicable, the Schedules hereto), and such other sections which, by their context, are intended to survive, shall survive expiration or termination of this Agreement. Further, for the avoidance of doubt, HSI shall make all payments as are

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
required in connection with Product delivered by IDB prior to termination of this Agreement, subject only to HSI's right to reject such Product in accordance with Sections 5.2 and 5.3.

16. NOTICES

         Any notice given under or in connection with this Agreement shall be in writing and sent by commercial courier or commercial overnight delivery service (e.g., FedEx, DHL) to the address(es) of the other Party specified below or such other address as that Party may from time to time specify in accordance with this Section. A notice shall be deemed delivered upon the date of its actual receipt.

         IDB                                                           HSI
         ---                                                           ---

         Chief Executive Officer                                       Michael Racioppi
         ID Biomedical Corporation                                     President - Medical Group
         1630 Waterfront Center                                        Henry Schein, Inc.
         200 Burrard Street                                            135 Duryea Road
         Vancouver, BC V6C 3L6                                         Melville, NY  11747
         Canada                                                        USA

         WITH COPY TO:                                                 WITH COPY TO:
         ------------                                                  ------------

         Vice President Legal Affairs                                  General Counsel
         ID Biomedical Corporation of Quebec                           Henry Schein, Inc.
         525 Cartier Boulevard West                                    135 Duryea Road
         Laval, Quebec                                                 Melville, NY  11747
         Canada                                                        USA

17. ASSIGNMENT

         Neither Party may assign this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided that either Party may assign (i) any of its rights, duties or obligations hereunder to any of its Affiliates and (ii) this Agreement and its rights, duties and obligations hereunder to a successor entity in connection with the sale of all or substantially all of its assets or the merger, acquisition or other consolidation of such Party with or into another party, and the other Party's consent shall not be required hereunder in connection therewith. This Agreement shall be binding upon and inure to the benefit of the permitted assigns and successors in interest of the respective Parties.

18. GOVERNING LAW, JURISDICTION AND VENUE

         This Agreement is governed by and shall be construed in accordance with the laws of the United States of America and the State of New York, without respect to their choice-of-law provisions. The Parties shall attempt in good faith to resolve any disputes in a voluntary, amicable and expeditious manner. In the event they are unable to resolve any such disputes in such manner, the Parties hereby submit to the exclusive jurisdiction of the state and federal

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
courts located in the County or City of New York, USA, which shall be the sole and exclusive venue for the resolution of any disputes based on or arising out of this Agreement; provided that a Party may seek injunctive relief from any court of competent jurisdiction as necessary to protect its rights under this Agreement pending final resolution of a dispute before such courts in New York.

19. MISCELLANEOUS

         19.1 **

         19.2 Each Party acknowledges that in entering into this Agreement it does not do so on the basis of, and does not rely on, any representation, warranty or other provision except as expressly provided herein, and all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.

         19.3 All Schedules to this Agreement are hereby incorporated into this Agreement by reference. This Agreement and such Schedules constitute the entire Agreement between the Parties and supersede all previous communications, representations, agreements or understandings, whether oral or written, between the Parties with respect to the subject matter hereof.

         19.4 Nothing contained in this Agreement shall or be deemed to constitute a partnership or a relationship of principal and agent, employer and employee or a joint venture between the Parties, and neither Party shall bind or conduct itself in a manner to suggest it has authority to bind the other in any way except as expressly permitted in this Agreement. The relationship of IDB and HSI established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed to give either Party the power to direct or control the day-to-day activities of the other. All sales and other agreements between HSI and HSI's customers are HSI's exclusive responsibility and shall have no effect on HSI's obligations under this Agreement.

         19.5 To be effective, any amendment to or waiver of any provision of this Agreement must be made in writing and signed by a duly authorized representative of each Party. The failure on the part of either Party to exercise or enforce any right under this Agreement shall not be deemed to be a waiver of any such right or similar subsequent rights or operate to bar the exercise of enforcement thereof at anytime or times thereafter.

         19.6 All dollar amounts set forth in this Agreement are U.S. Dollars.

         19.7 If any court or other competent authority holds any provision of this Agreement to be void or unenforceable in whole or part, this Agreement shall continue to be valid as to the other provisions and the remainder of the affected provision.

         19.8 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         IN WITNESS whereof this Agreement has been executed and delivered by the duly authorized representatives of the Parties as of the Effective Date first above written.


Signed for and on behalf of                 Signed for and on behalf of

ID BIOMEDICAL CORPORATION                   HENRY SCHEIN, INC.


---------------------------------           ---------------------------------
Full Name                                   Full Name



---------------------------------           ---------------------------------
Title                                       Title



---------------------------------           ---------------------------------
Signature                                   Signature



---------------------------------           ---------------------------------
Date                                        Date



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 1

                MINIMUM QUANTITY; PURCHASE PRICE AND ADJUSTMENT;
                RESALE TO OTHER DISTRIBUTORS; AND PAYMENT TERMS

1.       ORDER DETAILS*

         *Beginning with respect to the first Flu Season commencing on or after the Commencement Date:

         TOTAL MINIMUM QUANTITY PER FLU SEASON                                DELIVERY DATE PER FLU SEASON

         **  , the Minimum Quantity per Flu Season to be                      IDB will use commercially reasonable
         supplied by IDB and purchased by HSI shall be the                    efforts to deliver and obtain releases
         lesser of (i)  **  doses of Product ("Minimum Doses")                for  **  of the Minimum Quantity by  **,
         or (ii)  **  percent ("Minimum Percentage") of IDB's                 and for  **  of the Minimum Quantity
         production capacity for Product for sale or                          by  **  as provided in Section 3.7 of the
         distribution in the Territory for such Flu Season                    Agreement.
         (after fulfilling commitments to the Government of
         Canada),  **  .


2.       PRICES

         (A) PURCHASE PRICE. Subject to Paragraphs 2(B) and 2(C) below, the Purchase Price to be paid by HSI to IDB for Product supplied under this Agreement shall be:

                  **

         (B) TRANSFER PRICE AND SUBSEQUENT ADJUSTMENT. HSI shall pay a Transfer Price (as defined below) to IDB for all doses of Product delivered by IDB to HSI and released by the Regulatory Authority for a given Flu Season. As used in this Agreement, "Transfer Price" shall mean

                  **

         To determine the final Purchase Price due, such Transfer Price shall be subject to the following adjustments

                  **

         (C)      MINIMUM PURCHASE PRICE.
                  ----------------------

                  **

         (D)      RECONCILIATION BY FEBRUARY 28.
                  -----------------------------

                  **



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

3.       RESALE TO OTHER DISTRIBUTORS

         HSI shall not in any one Flu Season resell Product to Other Distributors in an amount greater, in the aggregate, than the lesser of
         (i) ** doses of Product or (ii) ** percent of the total Product supplied by IDB to HSI for that Flu Season; ** As a condition of any such sale by HSI to Other Distributors, **.

4.       PAYMENT DETAILS

         **

5.       DEFAULT INTEREST RATE

         **



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 2

                                  TRADEMARK(S)

         TRADEMARK                          TERRITORY                      REGISTERED NO.
         ---------                          ---------                      --------------

         FLUVIRAL                           Canada


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 3

                       COMMITMENTS TO GOVERNMENT OF CANADA

         As described in Section 3.2, IDB has certain contractual commitments to the Government of Canada requiring IDB to provide (i) an annual supply of Product to the Government of Canada and (ii) a supply of Product in the event the Government of Canada declares an influenza pandemic. The Minimum Quantity of Product to be supplied by IDB to HSI under this Agreement is subject to IDB's commitments to the Government of Canada.

         Other than in the case of a pandemic, the maximum amount of Product that IDB shall reserve for supply to the Canadian government is, and shall in no event be greater than, 12 million doses per Flu Season.

                                   SCHEDULE 4

                           ADVERSE REACTION REPORTING

         [HSI AND IDB SHALL MUTUALLY AGREE UPON AN ADVERSE REACTION REPORTING PROCEDURE, WHICH SHALL BE IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT OF APPROPRIATE MARKETING AUTHORIZATION FOR PRODUCT IN THE TERRITORY]

                                   SCHEDULE 5

                            PRODUCT RECALL PROCEDURE

         [HSI AND IDB SHALL MUTUALLY AGREE UPON A PRODUCT RECALL PROCEDURE, WHICH SHALL BE IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT OF MARKETING AUTHORIZATION FOR PRODUCT IN THE TERRITORY]

                             DISTRIBUTION AGREEMENT
                       FOR FLUVIRAL(TM)(INFLUENZA VACCINE)


                                     BETWEEN


                           ID BIOMEDICAL CORPORATION


                                       AND


                         MCKESSON MEDICAL-SURGICAL INC.

                                TABLE OF CONTENTS


                                                                                                               PAGE

1.       DEFINITIONS..............................................................................................1

2.       APPOINTMENT AND AUTHORITY OF DISTRIBUTOR.................................................................3

3.       SUPPLY AND PURCHASE OF PRODUCT...........................................................................4

4.       PURCHASE PRICE AND PAYMENT...............................................................................7

5.       DELIVERY OF PRODUCT......................................................................................8

6.       MARKETING OF PRODUCT.....................................................................................9

7.       REGULATORY COMPLIANCE...................................................................................10

8.       TRADEMARKS AND OTHER INTELLECTUAL PROPERTY..............................................................12

9.       CONFIDENTIAL INFORMATION................................................................................13

10.      FORCE MAJEURE...........................................................................................14

11.      WARRANTIES OF IDB AND MCKESSON..........................................................................15

12.      INDEMNIFICATION OBLIGATIONS OF IDB AND MCKESSON.........................................................17

13.      INSURANCE OBLIGATIONS OF IDB AND MCKESSON...............................................................18

14.      LIMITATION OF LIABILITY.................................................................................18

15.      TERM AND TERMINATION....................................................................................19

16.      NOTICES.................................................................................................21

17.      ASSIGNMENT..............................................................................................21

18.      GOVERNING LAW, JURISDICTION AND VENUE...................................................................22

19.      MISCELLANEOUS...........................................................................................22


SCHEDULES:

SCHEDULE 1            MINIMUM QUANTITY; PURCHASE PRICE AND ADJUSTMENT;
                      RESALE TO OTHER DISTRIBUTORS; AND PAYMENT TERMS
SCHEDULE 2            TRADEMARK(S)
SCHEDULE 3            COMMITMENTS TO GOVERNMENT OF CANADA
SCHEDULE 4            ADVERSE REACTION REPORTING
SCHEDULE 5            PRODUCT RECALL PROCEDURE

                             DISTRIBUTION AGREEMENT

         This DISTRIBUTION AGREEMENT (together with the attachments and exhibits hereto, the "Agreement") is entered into as of December 2, 2004 (the "Effective Date") by and between ID BIOMEDICAL CORPORATION, a corporation organized and existing under the laws of the Company Act of British Columbia and having its principal office at 1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6 Canada ("IDB"), and MCKESSON MEDICAL-SURGICAL INC. a corporation organized and existing under the laws of the Commonwealth of Virginia, USA and having its principal office at 8741 Landmark Road, Richmond, VA 23228, USA ("McKesson").

                                    WHEREAS:

         A. IDB develops and manufactures proprietary vaccines, including an injectable vaccine for the prevention of influenza virus infection in humans that is approved in Canada and under development for the U.S. market, and has all right, title and interest in the Product (as defined below); and

         B. McKesson is a leading distributor of vaccines in the Territory (as defined below), with expertise in sales, marketing and cold chain logistics, and desires to and has agreed to act as non-exclusive distributor of IDB for sales of Product in the Territory; and

         C. IDB is willing to supply McKesson with Product for resale in the Territory, and McKesson is willing to purchase Product for resale in the Territory, on the terms and conditions of this Agreement.

         Now, therefore, in consideration of the foregoing premises and the mutual covenants and undertakings set forth below, the Parties hereby agree as follows:

1. DEFINITIONS

         1.1 "AFFILIATE" means, with respect to a Party, any corporation or other business entity that, directly or indirectly, is Controlled by, Controls or is under common Control with such Party, but only for so long as such relationship exists. "Control," as used in this Section 1.1, means having the power to direct, or cause the direction of, the management and policies of any entity, whether through ownership of voting securities, by contract, or otherwise.

         1.2 "AVERAGE SELL PRICE" shall mean **

         1.3 "COMMENCEMENT DATE" shall mean the date that IDB receives the initial Marketing Authorization from the Regulatory Authority required to market Product in the Territory in the first Flu Season, which shall in no event be later than April 1, 2008 or, if such initial Marketing Authorization is received prior to such date, then the Commencement Date shall be as provided in Section
7.2 below.

         1.4 "CONFIDENTIAL INFORMATION" shall mean any confidential or proprietary information (including, without limitation, know-how, trade secrets, and other confidential or

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
proprietary information relating to Product research, development, manufacturing, marketing, sales and financial information related thereto), whether oral, visual or written, that is disclosed by one Party hereto (the "DISCLOSING PARTY") to the other (the "RECEIVING PARTY") in connection with this Agreement.

         1.5 "FLU SEASON" shall mean the period from approximately October 1 through March 31.

         1.6 "INTELLECTUAL PROPERTY" shall mean any patent, copyright, trade secret, know-how, trademark, tradename, design right, moral rights or other intellectual property right related to the Product under the laws of any governmental authority, domestic or foreign, including all applications and registrations related to any of the foregoing.

         1.7 "MARKETING AUTHORIZATION" shall mean the Biologics License Application (BLA) approved by the Regulatory Authority and required to distribute or to deliver for distribution Product lawfully in the Territory, together with any renewals and replacements thereof and amendments thereto.

         1.8 "MINIMUM DOSES" shall mean the number of doses of Product set forth in clause (i) of Paragraph 1 of Schedule 1 to this Agreement.

         1.9 "MINIMUM PERCENTAGE" shall mean the percentage set forth in clause
(ii) of Paragraph 1 of Schedule 1 to this Agreement.

         1.10 "MINIMUM QUANTITY" shall mean the quantity of Product that the Parties have agreed shall be the minimum quantity to be purchased by McKesson from IDB for each Flu Season, as specified in Paragraph 1 of Schedule 1 to this Agreement, as such Minimum Quantity may be modified from time to time in accordance with Section 3.4; such Minimum Quantity and the parties' obligations to supply and purchase the same, shall be subject to the terms and provisions of this Agreement, including IDB's annual influenza vaccine commitments and pandemic commitments to the Government of Canada during the Term (as provided in Section 3.2).

         1.11 "NET SALES REVENUE" shall mean **

         1.12 "OTHER DISTRIBUTORS" shall mean sub-distributors, wholesalers and other resellers to which McKesson may sell Product in accordance with Paragraph 3 of Schedule 1 to this Agreement.

         1.13 "PARTIES" shall mean IDB and McKesson, and "Party" shall mean either of them as the context indicates.

         1.14 "PRODUCT" shall mean IDB's injectable influenza virus vaccine product **

         1.15 "PURCHASE PRICE" shall mean the price to be paid by McKesson to IDB for all doses of Product supplied to McKesson under this Agreement, as set forth in Paragraph 2 of Schedule 1 to this Agreement.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         1.16 "REGULATORY AUTHORITY" shall mean the United States Food and Drug Administration, an agency of the U.S. Department for Health and Human Services, and any successor agency thereto.

         1.17 "SHIPPING POINT" shall mean a single distribution center located in the continental United States to which Product shall be shipped under this Agreement, which single distribution center shall be nominated by McKesson in its discretion from time to time, but not more than once for any given Flu Season.

         1.18 "SPECIFICATIONS" shall mean the specifications to ensure that the Product is and will continue to be safe, pure and potent as provided in the Marketing Authorization, as such specifications may be modified from time to time in accordance with the terms of this Agreement or so as to comply with the requirements of the Regulatory Authority.

         1.19 "TERM" shall mean the duration of this Agreement as specified in
Section 15.1.

         1.20 "TERRITORY" shall mean the United States of America, including all fifty (50) states and the District of Columbia, and all of its territories and possessions.

         1.21 "THIRD-PARTY VACCINE PRODUCTS" shall mean injectable influenza virus vaccine products, manufactured by or on behalf of any person or entity other than IDB or its Affiliates **

         1.22 "TRADEMARK(S)" shall mean the trademark(s), trade names, service marks and logos identified in Schedule 2 to this Agreement, and such other trademark(s), trade names, service marks and logos of IDB as may be identified and indicated to McKesson by IDB in writing from time to time during the Term; but explicitly excluding such trademarks, trade names, service marks and logos for which McKesson has superior rights.

         1.23 "TRANSFER PRICE" shall have the meaning given in Paragraph 2(B) of
Schedule 1 to this Agreement.

2. APPOINTMENT AND AUTHORITY OF DISTRIBUTOR

         2.1 Subject to the terms and conditions of this Agreement, IDB hereby appoints McKesson as its non-exclusive distributor for the resale of Product in the Territory, and McKesson hereby agrees to act in that capacity beginning on the Commencement Date. McKesson hereby agrees that **. McKesson shall have the non-exclusive, non-assignable (except in accordance with Section 17 below), non-licensable and non-sublicensable right, after the Commencement Date and throughout the Term, to promote, sell, market and distribute Product to customers (either directly or through Affiliates or Other Distributors) in the Territory; provided, however, McKesson shall not resell to Other Distributors more than the allowable maximum number of doses of Product specified in Paragraph 3 of Schedule 1. McKesson may, on and after the Commencement Date, describe itself as a distributor of Product for IDB in the Territory but it shall not hold itself out as IDB's agent or representative or as otherwise being authorized to bind IDB in any way.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         2.2 McKesson shall actively promote, distribute and sell Product only within the Territory, and neither McKesson nor its Affiliates or Other Distributors shall promote or solicit orders for Product or donate, sell, offer to sell or otherwise distribute Product outside the Territory, or where McKesson ought reasonably to be aware that the ultimate destination for Product is outside the Territory. McKesson and its Affiliates and Other Distributors and their respective employees and agents shall not promote Product for any indications not approved for such Product by the Regulatory Authority. McKesson shall forward to IDB all inquiries relating to Product from customers or potential customers outside the Territory.

         2.3 As Product distributor, McKesson shall determine the prices and other terms and conditions under which it offers Product for sale and sells Product to customers within the Territory. On or prior to the Commencement Date, McKesson shall provide IDB with a resale certificate in such form, and containing such information, as required by IDB. On a monthly basis during the Term, beginning after the Commencement Date, McKesson shall provide a detailed written report to IDB, in a mutually agreeable format, describing ** . McKesson shall deliver such reports to IDB in connection with the monthly meetings conducted pursuant to Section 6.3. Notwithstanding the foregoing, McKesson shall not be required to identify names or addresses of customers of Product or Third-Party Vaccine Products.

         2.4 McKesson shall not make any alterations or knowingly permit any alterations to be made to Product without IDB's express written consent, which consent may be withheld in IDB's sole discretion.

         2.5 The Parties acknowledge and agree that IDB may sell Product to any United States governmental agency or body at any time between the Effective Date and the Commencement Date under a special procurement process to address influenza vaccine shortages or other immediate needs of the U.S. government, and such sales shall not be subject to the terms of this Agreement; provided, however, that IDB may indicate to the U.S. government a preference for distribution of some quantity of Product under such circumstances by and through McKesson, although IDB shall not be deemed to be in breach of this Agreement or to have any liability to McKesson, and McKesson shall have no right to terminate this Agreement or exercise any other remedies against IDB, if IDB does not indicate such preference to the U.S. government or the U.S. government fails to distribute Product under such circumstances by or through McKesson. If the U.S. government elects to distribute Product prior to the Commencement Date by or through McKesson, the terms of such distribution shall be separately negotiated and such distribution shall not be subject to the terms and provisions of this Agreement.

3. SUPPLY AND PURCHASE OF PRODUCT

         3.1 Subject to Section 3.2 and Paragraph 2(C) of Schedule 1 to this Agreement, IDB agrees to use commercially reasonable efforts to develop, manufacture, apply for Marketing Authorization of, apply for the release of and deliver to McKesson, on or before the delivery dates specified in Schedule 1, the Minimum Quantity of Product as a final, packaged product. McKesson hereby commits to purchase the Minimum Quantity of Product provided by IDB to McKesson for each Flu Season from and after the Commencement Date during the Term, for the Purchase Price described in Schedule 1, provided delivery and release of the Minimum Quantity occurs on or before ** of such Flu Season. IDB agrees to notify McKesson promptly of any

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
delay in the manufacturing and shipping schedule, and the anticipated extent of such delay, or in the event IDB is unable to manufacture some or all of the Minimum Quantity of Product for any given Flu Season. Recognizing the difficulties involved in vaccine manufacturing, the Parties acknowledge and agree that IDB shall not be deemed to be in breach of this Agreement or to have any liability to McKesson, and McKesson shall have no right to terminate this Agreement under this Section 3.1 or exercise any other remedies against IDB, if IDB fails to manufacture any or all of the Minimum Quantity of Product for any given Flu Season provided that IDB has used commercially reasonable efforts to develop, manufacture, apply for Marketing Authorization of, apply for the release of and deliver to McKesson, on or before the delivery dates specified in
Schedule 1, the Minimum Quantity of Product as a final, packaged product.

         3.2 Notwithstanding anything to the contrary in this Agreement, McKesson acknowledges and agrees that IDB's obligation to supply the Minimum Quantity of Product to McKesson under this Agreement is subject to, and the Minimum Quantity shall be reduced by, IDB's contractual annual commitments to provide Product to the Government of Canada and additional contractual commitments to provide Product to the Government of Canada in the event of influenza pandemics in Canada, if any, which commitments shall have priority over IDB's commitments to McKesson hereunder. Such commitments to the Government of Canada are described further on Schedule 3. The Parties agree that IDB shall not be deemed to be in breach of this Agreement or to have any liability to McKesson, and McKesson shall have no right to terminate this Agreement under this Section 3.2, in the event IDB is unable to supply McKesson with the Minimum Quantity of Product because of such contractual commitments to the Government of Canada. IDB shall keep McKesson informed, in the monthly meetings described in
Section 6.3, of the quantity (if any) of Product necessary to meet such commitments to the Government of Canada for a given Flu Season and the impact on the Minimum Quantity of Product available to McKesson with respect to such Flu Season.

         3.3 Except as otherwise specified in Section 3.4 below, IDB agrees that, with respect to the timing of shipment of a given quantity of Product into the Territory, IDB will allocate such quantity of Product among McKesson and IDB's other distributors in the Territory on a pro rata basis, based on McKesson's and each such other distributor's respective Minimum Percentage. Thus, IDB will supply McKesson with a percentage of each lot of Product that is shipped into the Territory that is approximately equal to McKesson's Minimum Percentage, subject to the overall Minimum Quantity limitations set forth in this Agreement.

         3.4 McKesson shall be granted a first right of refusal to acquire a percentage of increased production of Product as provided in this Section 3.4.
**

         3.5 All Product shall be packaged and labeled for sale and delivered by IDB to McKesson in accordance with the regulations of the Regulatory Authority, such packaging indicating that the Product is manufactured by IDB and that the Trademarks are registered trademarks of IDB. Subject to compliance with applicable regulations of the Regulatory Authority, IDB may at any time withdraw the Product from the market or alter the Specifications as it deems necessary or appropriate and/or as may be required by the Regulatory Authority, including without limitation changes in design, production or packaging of Product.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         3.6 IDB shall be responsible for exporting Product from any location in which IDB may manufacture or have manufactured Product and shall obtain any necessary export licenses required for such export. IDB shall be responsible for
(i) obtaining and maintaining in full force and effect throughout the Term any necessary licenses or approvals of applicable regulatory agencies in the Territory required for the importation of Product into the Territory, (ii) compliance, and agrees to comply, with all applicable laws and regulations concerning importation, distribution, sale and use of Product in the Territory to the extent applicable to IDB in its role as a manufacturer and importer of Product, and (iii) the payment of all duties, fees and charges required for such importation; PROVIDED, that, McKesson shall be the importer of record of Product into the Territory and McKesson shall cooperate with and assist IDB, upon IDB's written request and at IDB's expense, in obtaining approvals of regulatory agencies in the Territory required for the importation of Product into the Territory.

         3.7 The Regulatory Authority's release of each lot of Product is necessary before McKesson is allowed to distribute Product. The Parties recognize that the timing for obtaining Regulatory Authority release is uncertain. However, IDB shall use its commercially reasonable efforts to obtain the necessary Regulatory Authority releases as soon as reasonably possible each Flu Season and, to the extent reasonably possible, by ** of each Flu Season after the Commencement Date for ** of the Minimum Quantity and by ** of each Flu Season after the Commencement Date for ** of the Minimum Quantity; PROVIDED, that, if and to the extent that Product is not manufactured or available for release, or that some or all Regulatory Authority releases are not obtained, on or before either ** in a given Flu Season after the Commencement Date, irrespective of the reason therefor, (i) IDB shall not be deemed to have breached any obligations under this Agreement or to be liable to McKesson hereunder provided that IDB has used its commercially reasonable efforts to obtain the necessary Regulatory Authority releases as soon as reasonably possible each Flu Season, and (ii) notwithstanding the provisions of Section 10 below, if ** of the Minimum Quantity of Product is not released by ** in such Flu Season, McKesson shall not be obligated to purchase the amount of Product that was not released by such date. Notwithstanding the foregoing, McKesson may elect to purchase Product released after ** (provided release is obtained by a date acceptable to McKesson), in which case it shall notify IDB in writing of McKesson's decision to acquire Product released after ** within five (5) business days after ** , which notice shall include the quantity of Product McKesson desires to purchase and the acceptable post- ** release date for such Product. If IDB reasonably believes such release date is achievable, IDB shall use its commercially reasonable efforts to obtain Product release by such date (or by such other date as the Parties may mutually agree in writing). McKesson shall return to IDB (at IDB's expense) any Product not released by ** that McKesson decides not to purchase. McKesson shall pay IDB the Purchase Price for all Product released by ** , as well as all Product released after ** that McKesson elects to purchase, in accordance with the terms and conditions of this Agreement, with no right to return such Product to IDB (except only as set forth in Sections 5.2 and 5.3) even if McKesson is unable to sell such Product.

         3.8 IDB will provide McKesson with a copy of IDB's key clinical development milestones for Product in the Territory (the "Milestones") promptly after execution of this Agreement, which Milestones shall be subject to modification by IDB from time to time. IDB will provide McKesson with written reports regarding progress made with respect to the

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

Milestones (as modified) as of June 30, 2005, December 31, 2005, and quarterly thereafter through December 31, 2006. McKesson agrees that the Milestones and progress reports are being provided by IDB for informational purposes only, and that IDB shall not be deemed to be in breach of this Agreement or to have any liability to McKesson, and McKesson shall have no right to terminate this Agreement under this Section 3.8 or exercise any other remedies against IDB, in the event the development of Product does not proceed in accordance with the Milestones. McKesson further agrees that the Milestones and all progress reports shall be considered Confidential Information of IDB under this Agreement.

4. PURCHASE PRICE AND PAYMENT

         4.1 McKesson shall pay IDB the Purchase Price for the Minimum Quantity of Product, and all other Product supplied by IDB to McKesson under this Agreement, as the Purchase Price is described and calculated in accordance with Paragraph 2 of Schedule 1.

         4.2 IDB may invoice McKesson at any time after Product has been delivered to the Shipping Point. Payment in full of the Transfer Price of all Product in each shipment shall be due and paid by McKesson to IDB within thirty
(30) days after the later of (i) the date of delivery of such Product to the Shipping Point or (ii) the date of release of such Product by the Regulatory Authority. Reconciliation and payment or credit of the final Purchase Price (the Transfer Price as adjusted in accordance with Paragraph 2(B) of Schedule 1) shall be made as provided in Paragraph 2(D) of Schedule 1. Should McKesson fail to pay IDB any amount due IDB on or before the due date for payment, McKesson shall pay IDB the full amount due plus interest on such unpaid amount from its original due date until the date IDB receives full payment, such interest to be at the rate specified in Paragraph 5 of Schedule 1. For the avoidance of doubt, in the event that Product is delivered to McKesson and invoiced by IDB, but subsequently is properly rejected by McKesson in accordance with Sections 5.2 and 5.3 of this Agreement, then McKesson shall pay the full Transfer Price, but IDB shall give appropriate credit to McKesson unless the rejected Product is replaced by IDB at IDB's expense in accordance with Section 5.3.

         4.3 During the term of this Agreement and for a period of three (3) years thereafter, McKesson and its Affiliates shall keep accurate books and records with respect to the sale and distribution of Product in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied and in sufficient detail to enable IDB to determine the correctness of all payments made to IDB hereunder. Upon written request by IDB and at a mutually agreeable time, McKesson shall permit an independent certified public account or IDB in-house auditor or accountant ("Accountant") (to be determined and selected by IDB and reasonably acceptable to McKesson), to inspect McKesson's books, records and facilities, and copy such books and records, to the extent such Accountant reasonably deems necessary or appropriate for the sole purposes of verifying the completeness and accuracy of the reports delivered and payments made under this Agreement and ascertaining McKesson's compliance with its obligations under this Agreement. The Accountant's report based on such inspection shall be limited to a detailed report on those subjects. ** McKesson will pay IDB the amount of any such deficiency within thirty (30) days of the date of the invoice therefor, and shall pay interest at the rate specified in Paragraph 5 of Schedule 1 for any past due amounts.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

5. DELIVERY OF PRODUCT

         5.1 Subject to McKesson's satisfaction of its obligations under Section 3.6, IDB agrees to deliver all Product ordered by McKesson hereunder FOB Shipping Point.

         5.2 All Product is shipped on a non-returnable basis except only as set forth in Sections 3.7 and 5.3 and except if there is a Product recall. McKesson shall pay IDB the Purchase Price for all Product delivered to McKesson and released by the Regulatory Authority even if McKesson is unable to sell such Product, subject only to McKesson's right to reject Product as provided below or as provided in Section 11.4. Not later than ** days after its receipt of each shipment of Product at the Shipping Point, and sooner if reasonably possible, McKesson shall notify IDB as provided in Section 5.3 of any basis for rejecting any such Product (the only bases for rejection being as specified in Section 5.3). If McKesson fails to give such notice to IDB within such period, then such Product shall be deemed to be finally accepted by McKesson. The provisions of Sections 6.4 and 11.4 shall apply to any recall of Product.

         5.3 To reject Product, McKesson shall, within the rejection period specified in Section 5.2, notify IDB of its rejection in writing, describing in detail the basis for such rejection (which must be either, and shall be limited to, (i) a Defective Product as defined in Section 11.4 below, or (ii) physical damage to Product in the course of shipment to McKesson) and the amount of Product affected, and request a return authorization ("RA") number. IDB shall provide the RA number to McKesson within ** days after receipt of the request. Within ** days after McKesson's receipt of the RA number, McKesson shall return to IDB the rejected Product, freight prepaid, with the RA number displayed on the outside of the carton. IDB reserves the right to refuse to accept any rejected Product that does not bear an RA number on the outside of the carton. As promptly as possible, and within ** days after receipt of properly rejected Product if reasonably possible, IDB shall use commercially reasonable efforts to replace the Product, at its expense, as provided in Section 5.4. IDB shall pay the shipping charges back to McKesson for properly rejected Product; otherwise, McKesson shall be responsible for the shipping charges.

         5.4 In the event McKesson rejects any shipment of Product in accordance with Sections 5.2 and 5.3 or in the event of failure to obtain Product releases from the Regulatory Authority by ** of a given Flu Season, then IDB shall use commercially reasonable efforts to provide, but shall not guarantee to provide, replacement Product, subject in all respects to IDB's commitments to the Government of Canada as provided in Section 3.2. In the event IDB does not supply replacement Product to McKesson within a reasonable period (at least ** days) and McKesson notifies IDB in writing that it elects not to wait beyond such period for replacement Product, then IDB shall credit McKesson for the amount, if any, previously paid by McKesson for such rejected or unreleased Product, but IDB shall not be deemed to be in breach of this Agreement or to have any liability to McKesson because it failed to supply replacement Product provided that IDB used commercially reasonable efforts as set forth above; provided, however, that if McKesson has not yet paid for such rejected or unreleased Product and IDB fails to supply replacement Product, McKesson shall have no obligation to pay for such rejected or unreleased Product. If IDB will not be able to supply replacement Product until after ** of a given Flu Season, then McKesson may elect, at its option, to accept such replacement Product after such date or to receive a credit for the amount, if any, previously paid by McKesson for the rejected or

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
unreleased Product, provided that McKesson notifies IDB in writing of its election within five (5) business days after ** . If McKesson wrongfully rejects Product or wrongfully fails to take delivery of any shipment of Product, then IDB shall be entitled to invoice McKesson for the Transfer Price and then the Purchase Price of such Product as set forth in Schedule 1, together with the cost of disposing of such Product, if applicable, and McKesson shall pay such invoiced amount within thirty (30) days of the invoice date.

         5.5 Risk of loss of or damage to Product supplied by IDB to McKesson shall pass to McKesson at the time Product is delivered to the Shipping Point. If McKesson properly rejects Product in accordance with Sections 5.2 and 5.3, then risk of loss of or damage to Product will pass back to IDB upon delivery by McKesson to the first return carrier. Title to Product shall pass to McKesson at the time Product is delivered to the Shipping Point. If any shipment of Product is delivered to the Shipping Point before such Product is released by the Regulatory Authority, McKesson shall quarantine such Product, at its sole cost, until such Product is released. McKesson shall have title to, and shall bear all responsibility and liability with respect to, all Product after it is delivered to the Shipping Point, including all Product in quarantine.

6. MARKETING OF PRODUCT

         6.1 Notwithstanding anything to the contrary in this Agreement, McKesson hereby agrees that ** Without limiting McKesson's obligations under this Agreement, McKesson may promote, sell and distribute Third-Party Vaccine Products provided that such promotion, sale and distribution are consistent with this Section 6.1 and McKesson's other obligations under this Agreement. **.

         6.2 Without limiting its other obligations under this Agreement, McKesson shall exercise commercially reasonable efforts to actively promote the use and sale of Product and the use of the Fluviral(TM) brand name (or other Trademark as may be indicated by IDB) throughout the Territory. In this context, "commercially reasonable efforts" means at least the quality and quantity of efforts that McKesson does or would use to promote the use and sale, and expand the sale, of any influenza vaccine originated or sold by McKesson that is distributed in substantially the same quantities as the quantities of Product actually supplied by IDB under this Agreement. IDB agrees to provide McKesson with such technical and clinical data as McKesson may reasonably require in order to promote, distribute and sell Product in the Territory, subject to the provisions of Section 9.

         6.3 McKesson and IDB shall convene by telephone, videoconference or in person, on a quarterly basis until the initial Marketing Authorization for Product is received and then monthly thereafter--and more frequently if reasonably requested by either Party--to discuss (as may be relevant at the time) regulatory developments affecting Product, McKesson's marketing plan, strategy and marketing and sales efforts proposed for Product for a given Flu Season, IDB's Product supply issues, if any, IDB's Product commitments to the Government of Canada for a given Flu Season, as described in Section 3.2, and such other relevant issues as either Party may propose. ** Each Party shall consider in good faith the views expressed by the other Party during such meetings.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         6.4 McKesson shall, and shall require its Other Distributors to, conduct all promotion, marketing, distribution and sale of Product, including, without limitation, handling, inventory and storage of Product, in compliance with all applicable laws and regulations and all applicable rules and requirements of IDB, including, without limitation, cold chain requirements for Product as set forth in the package insert for Product each Flu Season, as the same may be updated by IDB from time to time, and as otherwise may be required or reasonably prudent. When promoting, marketing and selling Product, McKesson shall, and shall require its Other Distributors to: (i) provide IDB copies of all Product-related promotional and marketing materials prepared by McKesson promptly upon IDB's request; (ii) make no false or misleading statements to customers or others regarding IDB or Product, or make any representations, warranties or guarantees with respect to Product other than those on the Product packaging or labeling, in each case as provided or approved by IDB in writing in advance and as permitted by law; (iii) comply with the procedures and requirements for adverse reaction reporting ("Adverse Reaction Reporting"), which Adverse Reaction Reporting shall be as required by applicable law or regulation and shall be mutually agreed upon in writing by the Parties as promptly as practicable following receipt of appropriate regulatory approval and Marketing Authorization for Product in the Territory (and prior to any distribution of Product by McKesson pursuant to this Agreement). (Once finalized, the Adverse Reaction Reporting will be attached hereto as Schedule
4); (iv) in the event of a Product recall, perform such recall in accordance with Section 11.4 and the applicable Product recall procedure ("Product Recall Procedure"), subject to IDB's prior written agreement to the recall and McKesson's ongoing consultation with IDB regarding the recall. (The Product Recall Procedure will be mutually agreed upon in writing by the Parties as promptly as practicable following receipt of appropriate regulatory approval and Marketing Authorization for Product in the Territory (and prior to any distribution of Product by McKesson pursuant to this Agreement). (Once finalized, the Product Recall Procedure will be attached hereto as Schedule 5); and (v) communicate with the Regulatory Authority concerning Product only with IDB's prior written consent (and, if requested by IDB, IDB's participation in such communication), unless such communication is legally required or compelled. If the Regulatory Authority requests information from McKesson regarding Product, McKesson shall keep IDB fully informed of all such communications, provide IDB with copies of all such written communications, consult with IDB regarding responses thereto, and allow IDB, at IDB's request, to control or to participate in formulating responses thereto (all in compliance with applicable laws and regulations).

7. REGULATORY COMPLIANCE

         7.1 The Parties acknowledge that, as of the Effective Date of this Agreement, the Product has not received Marketing Authorization from the Regulatory Authority. IDB shall, at its expense, use commercially reasonable efforts to apply for, obtain and maintain in force the Marketing Authorization. McKesson shall give such reasonable assistance as IDB may require from time to time in pursuing the Marketing Authorization. IDB shall exercise commercially reasonable efforts to obtain the Marketing Authorization as soon as reasonably practicable, but in any event on or before April 1, 2008 for the 2008/2009 Flu Season and by ** in subsequent Flu Seasons. For the avoidance of doubt, IDB gives no firm undertakings in relation to the grant of the Marketing Authorization by any date, or at all, and, except for McKesson's right to terminate this Agreement as provided in Section 15.4.1, McKesson shall have no claim against IDB and

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

IDB shall have no liability arising out of any failure to obtain the grant or renewal of the Marketing Authorization, provided that IDB used commercially reasonable efforts to apply for, obtain and maintain in force the Marketing Authorization.

         7.2 If IDB receives the initial Marketing Authorization on or before **, 2005, the Commencement Date shall be **, 2005. If IDB receives the initial Marketing Authorization after **, 2005, then McKesson shall have no obligation to acquire Product for the 2005/2006 Flu Season PROVIDED, that, McKesson may, by giving written notice to IDB within thirty (30) days after McKesson receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2005/2006 Flu Season in which case the Commencement Date shall be the date in 2005 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2005 Commencement Date, if IDB receives the initial Marketing Authorization after **, 2005 but on or before **, 2006, the Commencement Date shall be **, 2006. If IDB receives the initial Marketing Authorization after **, 2006, then McKesson shall have no obligation to acquire Product for the 2006/2007 Flu Season PROVIDED, that, McKesson may, by giving written notice to IDB within thirty (30) days after McKesson receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2006/2007 Flu Season in which case the Commencement Date shall be the date in 2006 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2006 Commencement Date, if IDB receives the initial Marketing Authorization after **, 2006 but on or before **, 2007, the Commencement Date shall be **, 2007. If IDB receives the initial Marketing Authorization after **, 2007, then McKesson shall have no obligation to acquire Product for the 2007/2008 Flu Season PROVIDED, that, McKesson may, by giving written notice to IDB within thirty (30) days after McKesson receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2007/2008 Flu Season in which case the Commencement Date shall be the date in 2007 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2007 Commencement Date or McKesson has terminated this Agreement in accordance with
Section 15.4.1 below, if IDB receives the initial Marketing Authorization after **, 2007 but on or before **, 2008, the Commencement Date shall be **, 2008.

         7.3 IDB shall have the right (without liability to McKesson) to terminate its obligations to supply Product to McKesson for any Flu Season upon notice to McKesson if, as a result of any action taken by a Regulatory Authority or any other governmental authority, it becomes impossible or commercially impracticable for IDB to supply substantially all of the Minimum Quantity of Product for that Flu Season in accordance with the terms of this Agreement. In such event, subject to Section 15.4, this Agreement shall remain effective with respect to the supply of Product in subsequent Flu Seasons.

         7.4 Unless the Regulatory Authority requires otherwise, the Marketing Authorization will be issued in the name of and held by IDB. McKesson shall give IDB prompt written notice of all changes to the Marketing Authorization required by the Regulatory Authority of which it becomes aware. **

         7.5 McKesson shall, at its expense, obtain and maintain in full force and effect throughout the Term any and all licenses and approvals, other than the Marketing Authorization, necessary for the storage, marketing, distribution and sale of Product in the Territory, in full

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
compliance with all applicable laws and regulations. McKesson shall assume all responsibility for compliance, and shall comply, with all applicable laws and regulations concerning the inventory, storage, use, promotion, distribution and sale of Products in the Territory, subject only to IDB's obligations under
Section 12.1 and IDB's obligations as the manufacturer and importer of Product under Section 3.6. McKesson shall not use any advertisement or marketing material on, with respect to or relating to any Product unless such advertisement or marketing material has first been submitted to and approved by IDB in advance in writing.

8. TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

         8.1 All IDB Trademarks and derivatives thereof relating to Product, and all technology and other Intellectual Property relating to Product and the goodwill associated therewith, are the sole and exclusive property of IDB and/or its Affiliates. IDB hereby grants McKesson permission to use the Trademarks in the Territory for the limited purpose of McKesson performing its rights and obligations under this Agreement during the Term. Products shall be promoted, sold and distributed only under the Trademarks. McKesson shall ensure that each use of and reference to any of the Trademarks (by McKesson, its Affiliates or other Distributors) is accompanied by a statement that it is a registered trademark of IDB. IDB may, in its sole discretion after consultation with McKesson, modify or discontinue the use of any Trademark and/or use one or more additional or substitute marks or names, and McKesson and its Affiliates and Other Distributors shall be obligated to do the same in connection with marketing and selling Product. All representations of IDB's Trademarks shall be exact copies of those used by IDB or, if not, shall first be submitted to IDB for approval, which approval shall not be unreasonably withheld or delayed. Upon written request, McKesson shall give IDB copies of examples of such usage in order to assess compliance with this Section.

         8.2 Neither McKesson, its Affiliates, nor Other Distributors shall: (i) use the Trademarks in any way that might prejudice their distinctiveness or validity or the goodwill of IDB therein; (ii) use any Trademark in connection with the sale of any other product, or use any other trademark other than the Trademarks, in connection with Product; (iii) modify Product or its labeling or packaging or alter, obscure, or remove the Trademarks, indication of the source of origin, other means of identification or other markings used on or in relation to Product; or (iv) at any time during or after the term of this Agreement challenge or assist others to challenge the Trademarks or the registration thereof, or use or make any application for registration in the Territory of any trademarks or tradenames so resembling any trademark or tradename of IDB (including, without limitation, any Trademark) as to be likely to cause confusion or deception.

         8.3 In the event McKesson becomes aware of any infringement of, or threatened or suspected infringement of, or challenge to any Trademark or other Intellectual Property of IDB, McKesson shall notify IDB immediately. IDB shall investigate any alleged violation and may take legal action as it deems appropriate to resolve the issue and to prevent others from infringing on its Intellectual Property rights within the Territory. At IDB's reasonable request, and at IDB's expense, McKesson shall cooperate with and assist IDB in connection with any such infringement.

         8.4 Except only for the limited rights as expressly permitted hereunder, and then only as necessary for the proper performance of McKesson's obligations hereunder, McKesson

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
hereby acknowledges that it shall acquire no rights, express or implied, in respect of any of IDB's Intellectual Property, including the tradenames or trademarks of IDB (including but not limited to the Trademarks) or of the goodwill associated therewith and that all such rights and goodwill are, and shall remain, vested in IDB.

         8.5 McKesson will not do, nor will McKesson allow or authorize its Affiliates, Other Distributors or anyone else to do, any act which would or might invalidate or be inconsistent with the Intellectual Property of IDB (including the Trademarks), and McKesson shall not omit or allow or authorize anyone to omit to do any act which, by its omission, would have that effect.

         8.6 IDB shall have no license to any trademark or service mark of McKesson and shall not use or reference McKesson's trademarks or service marks without McKesson's prior written consent.

9. CONFIDENTIAL INFORMATION

         9.1 Both Parties recognize and acknowledge that each will have access to Confidential Information of the other in connection with this Agreement. Other than as necessary to perform their obligations under this Agreement, and except as otherwise permitted in this Section 9, both Parties shall, during and after the Term keep all Confidential Information of the Disclosing Party confidential and not disclose any such Confidential Information to any Third Party without the express written consent of the Disclosing Party; and not use any Confidential Information of the Disclosing Party for any purpose other than the performance of the Receiving Party's obligations under this Agreement.

         9.2 The Parties agree that the Confidential Information received from the Disclosing Party hereunder shall not be disclosed to any employee, officer, or director of the Receiving Party or to any of its Affiliates, except to those employees, officers, directors and Affiliates whose responsibilities require such disclosure for purposes of performing the Receiving Party's obligations under this Agreement; provided that such employees, officers, directors and Affiliates have entered into confidentiality agreements with provisions substantially similar to those set forth in this Section 9.

         9.3 Confidential Information may be disclosed by a Receiving Party to the Regulatory Authority or other governmental authority only to the extent necessary for the purposes contemplated by this Agreement or as may be required by applicable law or regulation.

         9.4 Each Party agrees to use the same degree of care concerning the other Party's Confidential Information as it uses to protect its own confidential and proprietary technical information (but no less than reasonable care) to prevent the unauthorized disclosure to any third party of the Confidential Information received from the Disclosing Party hereunder. Except as expressly provided in this Agreement, the Parties agree that they shall acquire no rights with respect to Confidential Information of the other Party received hereunder.

         9.5 Confidential Information may be disclosed by a Receiving Party to a Third Party to the extent that: (i) it is at the Effective Date, or thereafter becomes, public knowledge through no act, omission or breach of this Agreement by the Receiving Party, its Affiliates or their

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
respective employees, officers or directors (provided that in doing so such Receiving Party shall not disclose any Confidential Information which is not public knowledge); or (ii) it can be reasonably shown by the Receiving Party, by written records in the Receiving Party's possession prior to disclosure, to have been known to the Receiving Party prior to disclosure by the Disclosing Party; or (iii) such Confidential Information is required to be disclosed by law, governmental or regulatory request or legal process; or (iv) to the extent such Confidential Information is disclosed in connection with any legal or other dispute resolution proceedings between the Parties hereto.

         9.6 The Receiving Party shall, within thirty (30) days following receipt of a request by the Disclosing Party or termination or expiration of this Agreement, return and deliver (or if so requested destroy and provide a certificate of destruction) to the Disclosing Party all copies of Confidential Information of the Disclosing Party in the Receiving Party's possession or under its control; provided that each Party may retain one copy of such information solely for (i) archival purposes, (ii) determination and reconciliation of the Parties' respective rights and obligations following such termination or expiration, or (iii) use in a dispute resolution procedure that may arise between the Parties.

         9.7 Neither Party shall issue press releases or make public announcements relating to this Agreement without the other Party's prior written approval, which approval shall not be unreasonably withheld or delayed; provided, however, that nothing in this Section shall impair either Party's compliance with any requirements of the Securities and Exchange Commission or the national securities exchange or other stock market on which such Party's securities are traded. In connection with any filing by either Party of a copy of this Agreement with the Securities and Exchange Commission (or the national securities exchange or other stock market on which such Party's securities are traded), the filing Party shall endeavor to obtain confidential treatment of economic and trade secret information.

10. FORCE MAJEURE

         10.1 Neither Party shall be under any liability to the other for failure or delay in the performance of any obligation hereunder or part thereof (other than obligations to pay money) to the extent and for the period that such performance is prevented by reason of Force Majeure (as defined below), provided that the Party claiming the benefit of this Section promptly begins, and thereafter diligently pursues, the cure of such Force Majeure and gives written notice of the Force Majeure to the other within thirty (30) days of the occurrence of the event of Force Majeure. For purposes of this Agreement, "Force Majeure" shall mean any cause preventing or obstructing the performance of this Agreement arising from or attributable to acts, events or circumstances beyond the reasonable control of, and not caused by the negligence of, the Party affected, including but not limited to epidemic of disease, Act of God, shortage of materials, war, acts of terrorism, strikes or labor disputes, accidents, fire, breakdown of machinery, acts of government or other legal authority (including any Regulatory Authority), riot or civil commotion. Notwithstanding the foregoing, in the event IDB fails to deliver to the Shipping Point the Minimum Quantity for any given Flu Season due to an event of Force Majeure, McKesson shall have the option to extend the Term for one additional Flu Season for each such Flu Season that the Minimum Quantity was not delivered, in which case, McKesson shall notify

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

IDB in writing of McKesson's election to extend the Term within five (5) business days after the last day of such Flu Season for which the Minimum Quantity was not delivered.

         10.2 If the performance of this Agreement shall be prevented for a period exceeding three (3) months from the date of notice given pursuant to
Section 10.1 due to an event of Force Majeure, the Party receiving notice of an event of Force Majeure shall be entitled to terminate all obligations regarding the supply of Product in the affected Flu Season forthwith by giving written notice to the other. As regards the supply of Product for all other Flu Seasons during the Term, subject to Sections 15.3.3 and 15.4, this Agreement shall continue in full force and effect.

11. WARRANTIES OF IDB AND MCKESSON

         11.1 IDB warrants that:

                  11.1.1 the Product supplied to McKesson hereunder shall, at the time of delivery to the Shipping Point, conform in all material respects to the Specifications, including, without limitation, with respect to design of Product, and that such Product will not, at the time of its delivery to the Shipping Point, be adulterated or misbranded within the meaning of the U.S. Food, Drug and Cosmetic Act, 21 U.S.C. ss.301 ET SEQ., as it may be amended from time to time;

                  11.1.2 to its actual knowledge as of the Effective Date, it has received no notice from any third party claiming that the manufacture, use or sale of Product will infringe any Intellectual Property rights of any third party;

                  11.1.3 subject to Sections 3.1 and 7.1, it shall manufacture Product in compliance with all applicable laws, rules and regulations, including the conditions of the Marketing Authorization, including current Good Manufacturing Practice;

                  11.1.4 it has taken, and during the Term will take, all commercially reasonable action (as provided in Section 8.3) against any third party claiming any rights to Product which would conflict with the rights granted to McKesson hereunder;

                  11.1.5 title to Product will pass to McKesson (as provided in Section 5.5) free and clear of all third party liens, claims, security interests, or other encumbrances;

                  11.1.6 it has the full right, power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement; and

                  11.1.7 its execution and delivery of this Agreement does not, and performance by it of its obligations hereunder will not, constitute a breach of, or conflict with, any agreement, order, judgment, decree or other arrangement, whether written or oral, to which it is a party or by which it is bound as of the Effective Date.

         11.2 McKesson warrants that:

                  11.2.1 its statements to IDB and calculations of the Average Sell Price, the Transfer Price and the final Purchase Price of all Product supplied by IDB each Flu

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         Season under this Agreement, and all underlying data, as reported in accordance with Section 2.3 or otherwise to IDB, shall be accurate statements and calculations of those terms, determined in accordance with this Agreement (including in Schedule 1), and no discounts or other concessions directly or indirectly related to McKesson's sales of other products to Other Distributors or to the same customers that purchase Product shall be applied to or used in the calculation of the Average Sell Price or to reduce Net Sales Revenue used in calculating the Average Sell Price, the Transfer Price or the Purchase Price;

                  11.2.2 it shall comply fully at its expense with all applicable laws, rules and regulations in the Territory (including, without limitation, those of the Regulatory Authority) pertaining to the storage, handling, inventory, marketing, distribution and sale of Product, and shall market and sell Product only for the uses and applications set forth in, and in accordance with, the Marketing Authorization;

                  11.2.3 it has the full right, power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement; and

                  11.2.4 its execution and delivery of this Agreement does not, and performance by it of its obligations hereunder will not, constitute a breach of, or conflict with, any agreement, order, judgment, decree or other arrangement, whether written or oral, to which it is a party or by which it is bound as of the Effective Date.

         11.3 EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN SECTIONS 11.1 AND 11.2, NEITHER IDB NOR McKESSON MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR OTHERWISE. WITHOUT LIMITING THE FOREGOING SENTENCE, IDB SPECIFICALLY DISCLAIMS, AND McKESSON EXPRESSLY WAIVES (i) ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO PRODUCT, WHETHER USED ALONE OR IN CONNECTION WITH OTHER SUBSTANCES OR MATERIALS; AND (ii) ANY LIABILITY WITH RESPECT TO ANY PRODUCT THAT HAS BEEN ALTERED, MODIFIED OR TAMPERED WITH AFTER DELIVERY TO THE SHIPPING POINT; OR BEEN SUBJECTED TO MISUSE, NEGLIGENCE OR OTHERWISE DAMAGED AFTER DELIVERY TO THE SHIPPING POINT; OR, AFTER DELIVERY TO THE SHIPPING POINT, HAS BEEN STORED, HANDLED, OR USED IN A MANNER CONTRARY TO APPLICABLE LAWS OR REGULATIONS OR IDB'S INSTRUCTIONS; OR HAS EXCEEDED ITS STATED EXPIRATION DATE; AND THE WARRANTY SET FORTH IN SECTION 11.1.1 ABOVE SHALL NOT APPLY TO ANY SUCH PRODUCT.

         11.4 EXCEPT AS PROVIDED IN SECTION 12, McKESSON'S EXCLUSIVE REMEDY FOR BREACH OF ANY WARRANTY BY IDB UNDER SECTION 11.1.1 IS THE DELIVERY BY IDB, IN ACCORDANCE WITH SECTIONS 5.3 AND 5.4, OF ADDITIONAL QUANTITIES OF PRODUCT IN REPLACEMENT OF THE PRODUCT THAT, AT THE TIME OF DELIVERY TO THE SHIPPING POINT, WAS NOT IN COMPLIANCE WITH IDB'S WARRANTY IN SECTION 11.1.1 ("DEFECTIVE PRODUCT"), OR THE REFUND OF THE PURCHASE PRICE FOR SUCH DEFECTIVE PRODUCT, AT McKESSON'S

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

OPTION. McKesson shall have the right, which it must exercise in accordance with the provisions of (and subject to the limitations of) Sections 5.2 and 5.3, to return and demand the replacement of any such Defective Product to IDB. Provided that McKesson gives IDB all assistance reasonably requested by IDB relating to any recall of Defective Product and is in material compliance with the Product Recall Procedures and the requirements of the Regulatory Authority and any other legal requirements in connection therewith (to the extent such requirements are applicable to McKesson), IDB shall reimburse to McKesson the costs reasonably incurred by McKesson directly in connection with the recall of Defective Product, including the replacement or destruction of such Defective Product. In all other circumstances, McKesson, not IDB, shall bear the cost of any recall or replacement of such Defective Product. With respect to any Product recall, the Parties shall follow the Product Recall Procedure to be set forth in Schedule 5 to this Agreement.

12. INDEMNIFICATION OBLIGATIONS OF IDB AND MCKESSON

         12.1 IDB shall indemnify, defend and hold McKesson and its Affiliates, and their respective directors, officers, employees and agents ("McKesson Indemnitees"), harmless from and against any and all claims, actions, causes of action, liabilities, losses, costs and expenses (including reasonable attorneys' fees) incurred thereby or caused thereto arising out of third-party claims (i.e., claims by parties other than a McKesson Indemnitee) relating to Product to the extent that such claims arise out of or result from (i) any defect in Product at the time it was delivered to the Shipping Point, where such defect constitutes a breach of IDB's warranty under Section 11.1.1; (ii) the failure of IDB to provide disclosure of contraindications, adverse reactions or other information in Product packaging or labeling as required under applicable laws or regulations; (iii) any material breach of this Agreement by IDB (including, without limitation, material breach of its warranties hereunder); (iv) the labeling or packaging of Product by or on behalf of IDB; (v) the possession, distribution, sale and/or use of Product, including claims of bodily injury, death, property damage or similar third-party claims; or (vi) the negligence or willful misconduct of IDB; PROVIDED, that, IDB shall have no duty to indemnify, defend or hold harmless any McKesson Indemnitee to the extent McKesson, its Affiliates or Other Distributors caused or contributed to losses or claims (including claims of bodily injury, death, property damage or similar third-party claims), or to the extent McKesson is obligated to indemnify IDB under Section 12.2; and PROVIDED, further, that, nothing in this Section 12.1 shall create or imply liability for IDB where such liability is expressly disclaimed under this Agreement.

         12.2 McKesson shall indemnify, defend and hold IDB and its Affiliates, and their respective directors, officers, employees and agents ("IDB Indemnitees"), harmless from and against any and all claims, actions, causes of action, liabilities, losses, costs and expenses (including reasonable attorneys' fees) incurred thereby or caused thereto, arising out of third-party claims (i.e., claims by someone other than an IDB Indemnitee and including claims of bodily injury, death, property damage or similar third-party claims) relating to Product to the extent that such claims arise out of or result from (i) any material breach of this Agreement by McKesson (including, without limitation, material breach of its warranties hereunder), (ii) any acts or omissions by or on behalf of McKesson, its Affiliates or Other Distributors or their respective employees, agents or representatives, which are beyond the scope of McKesson's authorization granted herein or are not in compliance with the obligations of McKesson under

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
this Agreement (including, without limitation, any use, sale or other disposition of Product or Trademarks in a manner recommended, proposed or represented by McKesson which is contrary to or not in accordance with IDB's written recommendations, representations or authorization), or (iii) the negligence or willful misconduct of McKesson; provided that McKesson shall have no duty to indemnify, defend or hold harmless any IDB Indemnitee to the extent IDB is obligated to indemnify McKesson under Section 12.1.

         12.3 It shall be a condition of IDB or McKesson, as the case may be (the "Indemnifying Party") being liable to the other Party (the "Indemnified Party") and its respective Indemnitees under the foregoing indemnity obligations that: (i) the Indemnified Party shall notify the Indemnifying Party in writing of any claim threatened or filed against it or against any of the Indemnified Party's Indemnitees promptly after learning of such claim; (ii) the Indemnifying Party shall have the opportunity to assume the direction and control the defense of such claim or proceeding with counsel of its choosing; (iii) the Indemnified Party shall cooperate fully with and provide reasonable assistance to the Indemnifying Party and its representatives and insurers in connection with such claim and (at the expense of the Indemnifying Party) the mitigation of losses, costs, expenses and liabilities in connection therewith; and (iv) neither the Indemnified Party nor its Indemnitee(s) shall compromise, settle or take any other material steps relating to such claim without the prior written approval of the Indemnifying Party (which shall not to be unreasonably withheld or delayed). The failure of the Indemnified Party to notify the Indemnifying Party in writing promptly after learning of any such claim or proceeding, if prejudicial to the ability of the Indemnifying Party to defend such action, shall relieve the Indemnifying Party of any liability to the Indemnified Party under this Agreement.

13. INSURANCE OBLIGATIONS OF IDB AND MCKESSON

         13.1 Each Party will, at its own expense, maintain, during the Term and for a period of not less than five (5) years following termination of this Agreement, insurance coverage insuring it against such of its liabilities arising under its indemnity obligations under this Agreement as are reasonably insurable, with limits of coverage not less than ** per occurrence and ** in the aggregate. Each Party shall also maintain at its expense such other insurance as may be required by governmental or statutory authorities (including, without limitation, the Regulatory Authority) in the Territory. McKesson shall be named as an additional insured under the insurance policies maintained by IDB hereunder, and such policies shall provide for at least thirty (30) days' prior written notice to McKesson in the event of cancellation or material reduction of coverage.

         13.2 Each Party shall provide the other Party with a certificate of insurance confirming that such insurance coverage is in place, and confirming that the insurance premiums have been paid, such certificates to be provided on or before IDB's first delivery of Product to McKesson under this Agreement and at such other times as a Party may reasonably request.

14. LIMITATION OF LIABILITY

         NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOST PROFITS AND LOSS OF GOODWILL, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT (OR ANY DUTY

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

OF COMMON LAW, AND WHETHER OR NOT OCCASIONED BY THE NEGLIGENCE OF A PARTY OR ITS AFFILIATES), REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED THAT NOTHING IN THIS SECTION 14 IS INTENDED TO, OR DOES, LIMIT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER SECTION 12; PROVIDED FURTHER THAT, NOTHING IN THIS SECTION 14 IS INTENDED TO, OR DOES, LIMIT ANY CLAIM THAT EITHER PARTY MAY MAKE FOR LOST PROFITS, LOSS OF GOODWILL OR SIMILAR LOSS ARISING FROM TERMINATION OF THIS AGREEMENT DUE TO THE WILLFUL MISCONDUCT OF THE OTHER PARTY OR ITS AFFILIATES; AND PROVIDED FURTHER THAT, FOR THE AVOIDANCE OF DOUBT, NOTHING IN THIS SECTION IS INTENDED TO, OR DOES, LIMIT McKESSON'S OBLIGATION UNDER THIS AGREEMENT TO PURCHASE THE MINIMUM QUANTITY OF PRODUCT FROM IDB AND PAY IDB THE PURCHASE PRICE THEREFOR DURING THE TERM OF THIS AGREEMENT.

15. TERM AND TERMINATION

         15.1 This Agreement shall take effect on the Effective Date and, subject to earlier termination in accordance with all other relevant provisions hereof, shall continue through the conclusion of the 2014/2015 Flu Season regardless of the Commencement Date under Section 7.2, or such longer time as extended pursuant to Section 10.1 (the "Term"). The Parties may elect in writing to extend the term of this Agreement on mutually agreeable terms and conditions.

         15.2 Either Party may terminate this Agreement if **

         15.3 Without limiting any other rights of termination specified herein, either Party (the "Notifying Party") may terminate this Agreement by written notice to the other Party (the "Notified Party") (such termination being effective immediately on the Notified Party's receipt of such notice unless otherwise specified or agreed), if:

                  15.3.1 the Notified Party becomes bankrupt or the subject of procedures in bankruptcy, or under insolvency laws or for reorganization, receivership, liquidation or dissolution, and such procedures are not terminated within ninety (90) days;

                  15.3.2 the Notified Party commits a material breach of any of the provisions of this Agreement and fails to remedy such breach within thirty (30) days of receipt of written notice from the non-breaching Party (or such longer period as the non-breaching Party may specify in such notice), such notice specifying the breach in detail and requiring it to be remedied (for the avoidance of doubt, a material breach of this Agreement by McKesson includes, without limitation, McKesson's failure to purchase the Minimum Quantity of Product for any given Flu Season which is available for purchase by McKesson or to pay the Purchase Price therefore in accordance with the terms of this Agreement); or

                  15.3.3 any of the licenses or approvals required to be maintained by McKesson pursuant to Section 7.5 are suspended for one hundred fifty (150) days or more or are terminated; provided, however, that the Notifying Party may exercise this right to terminate only until the date that is thirty (30) days after it receives notice that such

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
         licenses or approvals are so suspended or terminated; and provided, further, that, McKesson shall have no right to terminate this Agreement under this Section 15.3.3 if McKesson failed to use commercially reasonable efforts to obtain and maintain all such licenses and approvals in full force and effect throughout the Term.

         15.4 Without limiting any other rights of termination specified herein, McKesson may terminate this Agreement by written notice to IDB (such termination being effective immediately on IDB's receipt of such notice unless otherwise specified or agreed), if:

                  15.4.1 IDB fails to obtain the initial Marketing Authorization by ** ; provided, however, that McKesson may exercise this right to terminate only until the date that is thirty (30) days after it receives notice that IDB so failed to obtain the initial Marketing Authorization;

                  15.4.2 the Marketing Authorization is suspended for one hundred fifty (150) days or more or is terminated; provided, however, that McKesson may exercise this right to terminate only until the date that is thirty (30) days after it receives notice that the Marketing Authorization is so suspended (after 150 days) or terminated; or

                  15.4.3 **

         15.5 Upon the termination or expiration of this Agreement:

                  15.5.1 McKesson shall promptly (within thirty (30) days unless otherwise agreed by IDB) send to IDB, or otherwise dispose of in accordance with IDB's directions, all samples of Product and all promotional, advertising and/or sales materials and technical information relating to Product in the possession or control of McKesson, its Affiliates or Other Distributors;

                  15.5.2 McKesson shall, and shall cause its Affiliates and Other Distributors to, immediately cease to promote, market, advertise, sell or distribute Product, except only as and to the extent permitted in Section 15.5.3 below;

                  15.5.3 Within three (3) months of termination, except for termination by IDB based on McKesson's unremedied breach, McKesson may sell stocks of Product supplied by IDB to McKesson but not yet sold by McKesson, subject to the applicable provisions of this Agreement, and shall dispose of all remaining Product on hand in accordance with IDB's directions and applicable laws and regulations;

                  15.5.4 McKesson shall reasonably cooperate with IDB and any successor distributor appointed by IDB with a view to ensuring an orderly transfer of distribution responsibilities;

                  15.5.5 Within thirty (30) days after the termination or expiration of this Agreement, McKesson shall furnish to IDB a complete, accurate and current accounting and report of all transactions subsequent to those shown in the last report to IDB provided

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
         in accordance with Section 2.3, and with such accounting and report shall pay to IDB any remaining amounts due under this Agreement; and

                  15.5.6 The Parties shall comply with Section 9.6 hereof relating to Confidential Information.

         15.6 The termination or expiration of this Agreement shall be without prejudice to the rights and obligations of either Party accrued as of the date of such expiration or termination, in addition to any other remedies that a Party may have under applicable statutory or common law (subject to the terms, conditions and limitations of this Agreement). Each Parties' obligations under Sections 1, 4, 8.6, 9, 11-16 and 18 (and, as applicable, the Schedules hereto), and such other sections which, by their context, are intended to survive, shall survive expiration or termination of this Agreement. Further, for the avoidance of doubt, McKesson shall make all payments as are required in connection with Product delivered by IDB prior to termination of this Agreement, subject only to McKesson's right to reject such Product in accordance with Sections 5.2 and 5.3.

16. NOTICES

         Any notice given under or in connection with this Agreement shall be in writing and sent by commercial courier or commercial overnight delivery service (e.g., FedEx, DHL) to the address(es) of the other Party specified below or such other address as that Party may from time to time specify in accordance with this Section. A notice shall be deemed delivered upon the date of its actual receipt.

         IDB                                                           MCKESSON
         ---                                                           --------

         Chief Executive Officer                                       McKesson Medical-Surgical Inc.
         ID Biomedical Corporation                                     8741 Landmark Road
         1630 Waterfront Center                                        Richmond, VA  23228
         200 Burrard Street                                            USA
         Vancouver, BC V6C 3L6
         Canada

         WITH COPY TO:                                                 WITH COPY TO:
         ------------                                                  ------------
         Vice President Legal Affairs                                  General Counsel
         ID Biomedical Corporation of Quebec                           McKesson Medical-Surgical Inc.
         525 Cartier Boulevard West                                    8741 Landmark Road
         Laval, Quebec                                                 Richmond, VA  23228
         Canada                                                        USA

17. ASSIGNMENT

         Neither Party may assign this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided that either Party may assign (i) any of its rights, duties or obligations hereunder to any of its Affiliates and (ii) this Agreement and its rights, duties and obligations hereunder to a successor entity in connection with the sale of all or

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
substantially all of its assets or the merger, acquisition or other consolidation of such Party with or into another party, and the other Party's consent shall not be required hereunder in connection therewith. This Agreement shall be binding upon and inure to the benefit of the permitted assigns and successors in interest of the respective Parties.

18. GOVERNING LAW, JURISDICTION AND VENUE

         This Agreement is governed by and shall be construed in accordance with the laws of the United States of America and the State of New York, without respect to their choice-of-law provisions. The Parties shall attempt in good faith to resolve any disputes in a voluntary, amicable and expeditious manner. In the event they are unable to resolve any such disputes in such manner, the Parties hereby submit to the exclusive jurisdiction of the state and federal courts located in the County or City of New York, USA, which shall be the sole and exclusive venue for the resolution of any disputes based on or arising out of this Agreement; provided that a Party may seek injunctive relief from any court of competent jurisdiction as necessary to protect its rights under this Agreement pending final resolution of a dispute before such courts in New York.

19. MISCELLANEOUS

         19.1 **

         19.2 Each Party acknowledges that in entering into this Agreement it does not do so on the basis of, and does not rely on, any representation, warranty or other provision except as expressly provided herein, and all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.

         19.3 All Schedules to this Agreement are hereby incorporated into this Agreement by reference. This Agreement and such Schedules constitute the entire Agreement between the Parties and supersede all previous communications, representations, agreements or understandings, whether oral or written, between the Parties with respect to the subject matter hereof.

         19.4 Nothing contained in this Agreement shall or be deemed to constitute a partnership or a relationship of principal and agent, employer and employee or a joint venture between the Parties, and neither Party shall bind or conduct itself in a manner to suggest it has authority to bind the other in any way except as expressly permitted in this Agreement. The relationship of IDB and McKesson established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed to give either Party the power to direct or control the day-to-day activities of the other. All sales and other agreements between McKesson and McKesson's customers are McKesson's exclusive responsibility and shall have no effect on McKesson's obligations under this Agreement.

         19.5 To be effective, any amendment to or waiver of any provision of this Agreement must be made in writing and signed by a duly authorized representative of each Party. The failure on the part of either Party to exercise or enforce any right under this Agreement shall not

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
be deemed to be a waiver of any such right or similar subsequent rights or operate to bar the exercise of enforcement thereof at anytime or times thereafter.

         19.6 All dollar amounts set forth in this Agreement are U.S. Dollars.

         19.7 If any court or other competent authority holds any provision of this Agreement to be void or unenforceable in whole or part, this Agreement shall continue to be valid as to the other provisions and the remainder of the affected provision.

         19.8 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                            [SIGNATURES ON NEXT PAGE]


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         IN WITNESS whereof this Agreement has been executed and delivered by the duly authorized representatives of the Parties as of the Effective Date first above written.

Signed for and on behalf of                 Signed for and on behalf of

ID BIOMEDICAL CORPORATION                   MCKESSON MEDICAL-SURGICAL INC.



------------------------------              -------------------------------
Full Name                                   Full Name



------------------------------              -------------------------------
Title                                       Title



------------------------------              -------------------------------
Signature                                   Signature



------------------------------              -------------------------------
Date                                        Date


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 1

                MINIMUM QUANTITY; PURCHASE PRICE AND ADJUSTMENT;
                RESALE TO OTHER DISTRIBUTORS; AND PAYMENT TERMS

1.       ORDER DETAILS*

         *Beginning with respect to the first Flu Season commencing on or after the Commencement Date:

         TOTAL MINIMUM QUANTITY PER FLU SEASON                                DELIVERY DATE PER FLU SEASON

           **  the Minimum Quantity per Flu Season to be                      IDB will use commercially reasonable
         supplied by IDB and purchased by McKesson shall be                   efforts to deliver and obtain releases
         the lesser of (i)  **  doses of Product ("Minimum                    for  **  of the Minimum Quantity by **,
         Doses") or (ii)  **  percent ("Minimum Percentage")                  and for  **  of the Minimum Quantity by
         of IDB's production capacity for Product for sale or                 **  as provided in Section 3.7 of the
         distribution in the Territory for such Flu Season                    Agreement.
         (after fulfilling commitments to the Government of
         Canada)  **

2.       PRICES

         (A) PURCHASE PRICE. Subject to Paragraphs 2(B) and 2(C) below, the Purchase Price to be paid by McKesson to IDB for Product supplied under this Agreement shall be:

                  **

         (B) TRANSFER PRICE AND SUBSEQUENT ADJUSTMENT. McKesson shall pay a Transfer Price (as defined below) to IDB for all doses of Product delivered by IDB to McKesson and released by the Regulatory Authority for a given Flu Season. As used in this Agreement, "Transfer Price" shall mean

                  **

         To determine the final Purchase Price due, such Transfer Price shall be subject to the following adjustments

                  **

         (C)      MINIMUM PURCHASE PRICE.
                  ----------------------

                  **

         (D)      RECONCILIATION BY FEBRUARY 28.
                  -----------------------------

                  **

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

3.       RESALE TO OTHER DISTRIBUTORS

         McKesson shall not in any one Flu Season resell Product to Other Distributors in an amount greater, in the aggregate, than the lesser of
         (i) ** doses of Product or (ii) ** percent of the total Product supplied by IDB to McKesson for that Flu Season; ** As a condition of any such sale by McKesson to Other Distributors, **.

4.       PAYMENT DETAILS

         **

5.       DEFAULT INTEREST RATE

         **



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 2

                                  TRADEMARK(S)

         TRADEMARK                          TERRITORY                      REGISTERED NO.
         ---------                          ---------                      --------------

         FLUVIRAL                           Canada



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                  SCHEDULE 3

                       COMMITMENTS TO GOVERNMENT OF CANADA

         As described in Section 3.2, IDB has certain contractual commitments to the Government of Canada requiring IDB to provide (i) an annual supply of Product to the Government of Canada and (ii) a supply of Product in the event the Government of Canada declares an influenza pandemic. The Minimum Quantity of Product to be supplied by IDB to McKesson under this Agreement is subject to IDB's commitments to the Government of Canada.

         Other than in the case of a pandemic, the maximum amount of Product that IDB shall reserve for supply to the Canadian government is, and shall in no event be greater than, 12 million doses per Flu Season during the Term.

                                   SCHEDULE 4

                           ADVERSE REACTION REPORTING

         [MCKESSON AND IDB SHALL MUTUALLY AGREE UPON AN ADVERSE REACTION REPORTING PROCEDURE, WHICH SHALL BE IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT OF APPROPRIATE MARKETING AUTHORIZATION FOR PRODUCT IN THE TERRITORY]

                                   SCHEDULE 5

                            PRODUCT RECALL PROCEDURE

         [MCKESSON AND IDB SHALL MUTUALLY AGREE UPON A PRODUCT RECALL PROCEDURE, WHICH SHALL BE IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT OF MARKETING AUTHORIZATION FOR PRODUCT IN THE TERRITORY]

                             DISTRIBUTION AGREEMENT
                       FOR FLUVIRAL(TM)(INFLUENZA VACCINE)


                                     BETWEEN


                            ID BIOMEDICAL CORPORATION


                                       AND


                         ASD SPECIALTY HEALTHCARE, INC.

                                TABLE OF CONTENTS

                                                                                                               PAGE

1.       DEFINITIONS..............................................................................................1

2.       APPOINTMENT AND AUTHORITY OF DISTRIBUTOR.................................................................3

3.       SUPPLY AND PURCHASE OF PRODUCT...........................................................................4

4.       PURCHASE PRICE AND PAYMENT...............................................................................7

5.       DELIVERY OF PRODUCT......................................................................................7

6.       MARKETING OF PRODUCT.....................................................................................9

7.       REGULATORY COMPLIANCE...................................................................................10

8.       TRADEMARKS AND OTHER INTELLECTUAL PROPERTY..............................................................12

9.       CONFIDENTIAL INFORMATION................................................................................13

10.      FORCE MAJEURE...........................................................................................14

11.      WARRANTIES OF IDB AND ASD; CONTINUING GUARANTY OF IDB...................................................15

12.      INDEMNIFICATION OBLIGATIONS OF IDB AND ASD..............................................................17

13.      INSURANCE OBLIGATIONS OF IDB AND ASD....................................................................18

14.      LIMITATION OF LIABILITY.................................................................................18

15.      TERM AND TERMINATION....................................................................................19

16.      NOTICES.................................................................................................21

17.      ASSIGNMENT..............................................................................................21

18.      GOVERNING LAW, JURISDICTION AND VENUE...................................................................21

19.      MISCELLANEOUS...........................................................................................22


SCHEDULES:

SCHEDULE 1            MINIMUM QUANTITY; PURCHASE PRICE AND ADJUSTMENT;
                      RESALE TO OTHER DISTRIBUTORS; AND PAYMENT TERMS
SCHEDULE 2            TRADEMARK(S)
SCHEDULE 3            COMMITMENTS TO GOVERNMENT OF CANADA
SCHEDULE 4            ADVERSE REACTION REPORTING
SCHEDULE 5            PRODUCT RECALL PROCEDURE

                             DISTRIBUTION AGREEMENT

         This DISTRIBUTION AGREEMENT (together with the attachments and exhibits hereto, the "Agreement") is entered into as of December 2, 2004 (the "Effective Date") by and between ID BIOMEDICAL CORPORATION, a corporation organized and existing under the laws of the Company Act of British Columbia and having its principal office at 1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6 Canada ("IDB"), and ASD SPECIALTY HEALTHCARE, INC. d/b/a Besse Medical and AmerisourceBergen Specialty Group, a corporation organized and existing under the laws of the State of California, USA and having its principal office at 4006 Beltline Road, Addison, Texas 75001 ("ASD").

                                    WHEREAS:

         A. IDB develops and manufactures proprietary vaccines, including an injectable vaccine for the prevention of influenza virus infection in humans that is approved in Canada and under development for the U.S. market, and has all right, title and interest in the Product (as defined below); and

         B. ASD is a leading distributor of vaccines in the Territory (as defined below), with expertise in sales, marketing and cold chain logistics, and desires to and has agreed to act as non-exclusive distributor of IDB for sales of Product in the Territory; and

         C. IDB is willing to supply ASD with Product for resale in the Territory, and ASD is willing to purchase Product for resale in the Territory, on the terms and conditions of this Agreement.

         Now, therefore, in consideration of the foregoing premises and the mutual covenants and undertakings set forth below, the Parties hereby agree as follows:

1. DEFINITIONS

         1.1 "AFFILIATE" means, with respect to a Party, any corporation or other business entity that, directly or indirectly, is Controlled by, Controls or is under common Control with such Party, but only for so long as such relationship exists. "Control," as used in this Section 1.1, means having the power to direct, or cause the direction of, the management and policies of any entity, whether through ownership of voting securities, by contract, or otherwise. Except as expressly provided in Section 17, this Agreement shall not apply to Affiliates of ASD.

         1.2 "AVERAGE SELL PRICE" shall mean **

         1.3 "COMMENCEMENT DATE" shall mean the date that IDB receives the initial Marketing Authorization from the Regulatory Authority required to market Product in the Territory in the first Flu Season, which shall in no event be later than April 1, 2008 or, if such initial Marketing Authorization is received prior to such date, then the Commencement Date shall be as provided in Section
7.2 below.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         1.4 "CONFIDENTIAL INFORMATION" shall mean any confidential or proprietary information (including, without limitation, know-how, trade secrets, and other confidential or proprietary information including information relating to Product research, development, distribution, manufacturing, marketing, sales and financial information related thereto), whether oral, visual or written, that is disclosed by one Party hereto (the "DISCLOSING PARTY") to the other (the "RECEIVING PARTY") in connection with this Agreement.

         1.5 "FLU SEASON" shall mean the period from approximately October 1 through March 31.

         1.6 "INTELLECTUAL PROPERTY" shall mean any patent, copyright, trade secret, know-how, trademark, tradename, design right, moral rights or other intellectual property right related to the Product under the laws of any governmental authority, domestic or foreign, including all applications and registrations related to any of the foregoing.

         1.7 "MARKETING AUTHORIZATION" shall mean the Biologics License Application (BLA) approved by the Regulatory Authority and required to distribute or to deliver for distribution Product lawfully in the Territory, together with any renewals and replacements thereof and amendments thereto.

         1.8 "MINIMUM DOSES" shall mean the number of doses of Product set forth in clause (i) of Paragraph 1 of Schedule 1 to this Agreement.

         1.9 "MINIMUM PERCENTAGE" shall mean the percentage set forth in clause
(ii) of Paragraph 1 of Schedule 1 to this Agreement.

         1.10 "MINIMUM QUANTITY" shall mean the quantity of Product that the Parties have agreed shall be the minimum quantity to be purchased by ASD from IDB for each Flu Season, as specified in Paragraph 1 of Schedule 1 to this Agreement, as such Minimum Quantity may be modified from time to time in accordance with Section 3.4; such Minimum Quantity shall be subject to IDB's annual influenza vaccine commitments and pandemic commitments to the Government of Canada during the Term (as provided in Section 3.2).

         1.11 "NET SALES REVENUE" shall mean **

         1.12 "OTHER DISTRIBUTORS" shall mean sub-distributors, wholesalers and other non-provider resellers to which ASD may sell Product in accordance with Paragraph 3 of Schedule 1 to this Agreement and does not include ASD's Affiliates.

         1.13 "PARTIES" shall mean IDB and ASD, and "Party" shall mean either of them as the context indicates.

         1.14 "PRODUCT" shall mean IDB's injectable influenza virus vaccine product **

         1.15 "PURCHASE PRICE" shall mean the price to be paid by ASD to IDB for all doses of Product supplied to ASD under this Agreement, as set forth in Paragraph 2 of Schedule 1 to this Agreement.


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         1.16 "REGULATORY AUTHORITY" shall mean the United States Food and Drug Administration, an agency of the U.S. Department for Health and Human Services, and any successor agency thereto.

         1.17 "SHIPPING POINT" shall mean a single distribution center located in the continental United States to which Product shall be shipped under this Agreement, which single distribution center shall be nominated by ASD in its discretion from time to time, but not more than once for any given Flu Season.

         1.18 "SPECIFICATIONS" shall mean the specifications to ensure that the Product is and will continue to be safe, pure and potent as provided in the Marketing Authorization, as such specifications may be modified from time to time in accordance with the terms of this Agreement or so as to comply with the requirements of the Regulatory Authority.

         1.19 "TERM" shall mean the duration of this Agreement as specified in
Section 15.1.

         1.20 "TERRITORY" shall mean the United States of America, including all fifty (50) states and the District of Columbia, and all of its territories and possessions.

         1.21 "THIRD-PARTY VACCINE PRODUCTS" shall mean injectable influenza virus vaccine products, manufactured by or on behalf of any person or entity other than IDB or its Affiliates, **

         1.22 "TRADEMARK(S)" shall mean the trademark(s), trade names, service marks and logos identified in Schedule 2 to this Agreement, and such other trademark(s), trade names, service marks and logos as may be identified and indicated to ASD by IDB in writing from time to time during the Term.

         1.23 "TRANSFER PRICE" shall have the meaning given in Paragraph 2(B) of
Schedule 1 to this Agreement.

2. APPOINTMENT AND AUTHORITY OF DISTRIBUTOR

         2.1 Subject to the terms and conditions of this Agreement, IDB hereby appoints ASD as its non-exclusive distributor for the resale of Product in the Territory, and ASD hereby agrees to act in that capacity beginning on the Commencement Date. ASD hereby agrees that **. ASD shall have the non-exclusive, non-assignable (except in accordance with Section 17 below), non-licensable and non-sublicensable right, after the Commencement Date and throughout the Term, to promote, sell, market and distribute Product to customers (either directly or through Other Distributors) in the Territory; provided, however, ASD shall not resell to Other Distributors more than the allowable maximum number of doses of Product specified in Paragraph 3 of Schedule 1. ASD may, on and after the Commencement Date, describe itself as a distributor of Product for IDB in the Territory but it shall not hold itself out as IDB's agent or representative or as otherwise being authorized to bind IDB in any way.

         2.2 ASD shall actively promote, distribute and sell Product only within the Territory, and ASD shall not promote or solicit orders for Product or donate, sell, offer to sell or otherwise

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
distribute Product outside the Territory, or where ASD ought reasonably to be aware that the ultimate destination for Product is outside the Territory. ASD and its employees and agents shall not promote Product for any indications not approved for such Product by the Regulatory Authority. ASD shall make a notation on its invoices to Other Distributors informing them of the terms of this
Section 2.2. ASD shall forward to IDB all inquiries relating to Product from customers or potential customers outside the Territory.

         2.3 As Product distributor, ASD shall determine the prices and other terms and conditions under which it offers Product for sale and sells Product to customers within the Territory. On or prior to the Commencement Date, ASD shall provide IDB with a resale certificate in such form, and containing such information, as reasonably required by IDB. On a monthly basis during the Term, beginning after the Commencement Date, ASD shall provide a detailed written report to IDB, in a mutually agreeable format, describing **. ASD shall deliver such reports to IDB in connection with the monthly meetings conducted pursuant to Section 6.3. Notwithstanding the foregoing, ASD shall not be required to identify names or addresses of customers of Product or Third-Party Vaccine Products or any such other information that would enable IDB to identify the customer.

         2.4 ASD shall not make any alterations or knowingly permit any alterations to be made to Product without IDB's express written consent, which consent may be withheld in IDB's sole discretion.

         2.5 The Parties acknowledge and agree that IDB may sell Product to any United States governmental agency or body at any time between the Effective Date and the Commencement Date under a special procurement process to address influenza vaccine shortages or other immediate needs of the U.S. government, and such sales shall not be subject to the terms of this Agreement; provided, however, that IDB may indicate to the U.S. government a preference for distribution of some quantity of Product under such circumstances by and through ASD, although IDB shall not be deemed to be in breach of this Agreement or to have any liability to ASD, and ASD shall have no right to terminate this Agreement or exercise any other remedies against IDB, if IDB does not indicate such preference to the U.S. government or the U.S. government fails to distribute Product under such circumstances by or through ASD. If the U.S. government elects to distribute Product prior to the Commencement Date by or through ASD, the terms of such distribution shall be separately negotiated and such distribution shall not be subject to the terms and provisions of this Agreement.

3. SUPPLY AND PURCHASE OF PRODUCT

         3.1 Subject to Section 3.2 and Paragraph 2(C) of Schedule 1 to this Agreement, IDB agrees to use commercially reasonable efforts to develop, manufacture, apply for Marketing Authorization of, apply for the release of and deliver to ASD, on or before the delivery dates specified in Schedule 1, the Minimum Quantity of Product as a final, packaged product. ASD hereby commits to purchase the Minimum Quantity of Product provided by IDB to ASD for each Flu Season from and after the Commencement Date during the Term, for the Purchase Price described in Schedule 1, provided delivery and release of the Minimum Quantity occurs on or before ** of such Flu Season. IDB agrees to notify ASD promptly of any delay in the manufacturing and shipping schedule, and the anticipated extent of such delay, or in the event

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

IDB is unable to manufacture some or all of the Minimum Quantity of Product for any given Flu Season. Recognizing the difficulties involved in vaccine manufacturing, the Parties acknowledge and agree that IDB shall not be deemed to be in breach of this Agreement or to have any liability to ASD, and ASD shall have no right to terminate this Agreement under this Section 3.1 or exercise any other remedies against IDB, if IDB fails to manufacture any or all of the Minimum Quantity of Product for any given Flu Season provided that IDB has used commercially reasonable efforts to develop, manufacture, apply for Marketing Authorization of, apply for the release of and deliver to ASD, on or before the delivery dates specified in Schedule 1, the Minimum Quantity of Product as a final, packaged product.

         3.2 Notwithstanding anything to the contrary in this Agreement, ASD acknowledges and agrees that IDB's obligation to supply the Minimum Quantity of Product to ASD under this Agreement is subject to, and the Minimum Quantity shall be reduced by, IDB's contractual annual commitments to provide Product to the Government of Canada and additional contractual commitments to provide Product to the Government of Canada in the event of influenza pandemics in Canada, if any, which commitments shall have priority over IDB's commitments to ASD hereunder. Such commitments to the Government of Canada are described further on Schedule 3. The Parties agree that IDB shall not be deemed to be in breach of this Agreement or to have any liability to ASD, and ASD shall have no right to terminate this Agreement under this Section 3.2, in the event IDB is unable to supply ASD with the Minimum Quantity of Product because of such contractual commitments to the Government of Canada. IDB shall keep ASD informed, in the monthly meetings described in Section 6.3, of the quantity (if any) of Product necessary to meet such commitments to the Government of Canada for a given Flu Season and the impact on the Minimum Quantity of Product available to ASD with respect to such Flu Season.

         3.3 Except as otherwise specified in Section 3.4 below, IDB agrees that, with respect to the timing of shipment of a given quantity of Product into the Territory, IDB will allocate such quantity of Product among ASD and IDB's other distributors in the Territory on a pro rata basis, based on ASD's and each such other distributor's respective Minimum Percentage. Thus, IDB will supply ASD with a percentage of each lot of Product that is shipped into the Territory that is approximately equal to ASD's Minimum Percentage, subject to the overall Minimum Quantity limitations set forth in this Agreement.

         3.4 ASD shall be granted a first right of refusal to acquire a percentage of increased production of Product as provided in this Section 3.4.
**

         3.5 All Product shall be packaged and labeled for sale and delivered by IDB to ASD in accordance with the regulations of the Regulatory Authority, such packaging indicating that the Product is manufactured by IDB and that the Trademarks are registered trademarks of IDB. Subject to compliance with applicable regulations of the Regulatory Authority, IDB may at any time withdraw the Product from the market or alter the Specifications as it deems necessary or appropriate and/or as may be required by the Regulatory Authority, including without limitation changes in design, production or packaging of Product.

         3.6 IDB shall be responsible for exporting Product from any location in which IDB may manufacture or have manufactured Product and shall obtain any necessary export licenses

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
required for such export. IDB shall be responsible for obtaining any necessary licenses or approvals of applicable regulatory agencies in the Territory required for the importation of Product into the Territory and for the payment of all duties, fees and charges required for such importation; PROVIDED, that, ASD shall be the importer of record of Product into the Territory and ASD shall cooperate with and assist IDB, upon IDB's written request and at IDB's expense, in communicating with regulatory agencies in the Territory as required for the importation of Product into the Territory, except that the responsibility to obtain Marketing Authorization for the Product shall remain solely with IDB.

         3.7 The Regulatory Authority's release of each lot of Product is necessary before ASD is allowed to distribute Product. The Parties recognize that the timing for obtaining Regulatory Authority release is uncertain. However, IDB shall use its commercially reasonable efforts to obtain the necessary Regulatory Authority releases as soon as reasonably possible each Flu Season and, to the extent reasonably possible, by ** of each Flu Season after the Commencement Date for ** of the Minimum Quantity and by ** of each Flu Season after the Commencement Date for ** of the Minimum Quantity; PROVIDED, that, if and to the extent that Product is not manufactured or available for release, or that some or all Regulatory Authority releases are not obtained, on or before either ** in a given Flu Season after the Commencement Date, irrespective of the reason therefor, (i) IDB shall not be deemed to have breached any obligations under this Agreement or to be liable to ASD hereunder provided that IDB has used its commercially reasonable efforts to obtain the necessary Regulatory Authority releases as soon as reasonably possible each Flu Season, and (ii) notwithstanding the provisions of Section 10 below, if ** of the Minimum Quantity of Product is not released by ** in such Flu Season, ASD shall not be obligated to purchase the amount of Product that was not released by such date. Notwithstanding the foregoing, ASD may elect to purchase Product released after ** (provided release is obtained by a date acceptable to ASD), in which case it shall notify IDB in writing of ASD's decision to acquire Product released after ** within five (5) business days after ** , which notice shall include the quantity of Product ASD desires to purchase and the acceptable post- ** release date for such Product. If IDB reasonably believes such release date is achievable, IDB shall use its commercially reasonable efforts to obtain Product release by such date (or by such other date as the Parties may mutually agree in writing). ASD shall return to IDB (at IDB's expense) any Product not released by ** that ASD decides not to purchase. ASD shall pay IDB the Purchase Price for all Product released by ** , as well as all Product released after ** that ASD elects to purchase, in accordance with the terms and conditions of this Agreement, with no right to return such Product to IDB (except only as set forth in Sections 5.2 and 5.3) even if ASD is unable to sell such Product.

         3.8 IDB will provide ASD with a copy of IDB's key clinical development milestones for Product in the Territory (the "Milestones") promptly after execution of this Agreement, which Milestones shall be subject to modification by IDB from time to time. IDB will provide ASD with written reports regarding progress made with respect to the Milestones (as modified) as of June 30, 2005, December 31, 2005, and quarterly thereafter through December 31, 2006. ASD agrees that the Milestones and progress reports are being provided by IDB for informational purposes only, and that IDB shall not be deemed to be in breach of this Agreement or to have any liability to ASD, and ASD shall have no right to terminate this Agreement under this Section 3.8 or exercise any other remedies against IDB, in the event the development of

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

Product does not proceed in accordance with the Milestones. ASD further agrees that the Milestones and all progress reports shall be considered Confidential Information of IDB under this Agreement.

4. PURCHASE PRICE AND PAYMENT

         4.1 ASD shall pay IDB the Purchase Price for the Minimum Quantity of Product, and all other Product supplied by IDB to ASD under this Agreement, as the Purchase Price is described and calculated in accordance with Paragraph 2 of
Schedule 1.

         4.2 IDB may invoice ASD at any time after Product has been delivered to the Shipping Point. Payment in full of the Transfer Price of all Product in each shipment shall be due and paid by ASD to IDB within thirty (30) days after the later of (i) the date of delivery of such Product to the Shipping Point or (ii) the date of release of such Product by the Regulatory Authority. Reconciliation and payment or credit of the final Purchase Price (the Transfer Price as adjusted in accordance with Paragraph 2(B) of Schedule 1) shall be made as provided in Paragraph 2(D) of Schedule 1. Should ASD fail to pay IDB any amount due IDB on or before the due date for payment, ASD shall pay IDB the full amount due plus interest on such unpaid amount from its original due date until the date IDB receives full payment, such interest to be at the rate specified in Paragraph 5 of Schedule 1. For the avoidance of doubt, in the event that Product is delivered to ASD and invoiced by IDB, but subsequently is properly rejected by ASD in accordance with Sections 5.2 and 5.3 of this Agreement, then ASD shall pay the full Transfer Price, but IDB shall give appropriate credit to ASD unless the rejected Product is replaced by IDB at IDB's expense in accordance with
Section 5.3.

         4.3 During the term of this Agreement and for a period of three (3) years thereafter, ASD and its Affiliates shall keep accurate books and records with respect to the sale and distribution of Product in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied and in sufficient detail to enable IDB to determine the correctness of all payments made to IDB hereunder. Upon written request by IDB, but not more than once in any calendar year, ASD shall permit an independent certified public account or IDB in-house auditor or accountant ("Accountant") (to be determined and selected by IDB and reasonably acceptable to ASD), to inspect ASD's books, records and facilities, and copy such books and records, to the extent such Accountant reasonably deems necessary or appropriate for the sole purposes of verifying the completeness and accuracy of the reports delivered and payments made under this Agreement and ascertaining ASD's compliance with its obligations under this Agreement. The Accountant must be subject to substantially the same obligations of confidentiality as set forth in this Agreement. The Accountant's report based on such inspection shall be limited to a detailed report on those subjects. ASD will pay IDB the amount of any such deficiency within thirty (30) days of the date of the invoice therefor, and shall pay interest, at the rate specified in Paragraph 5 of Schedule 1, on such deficiency from the date such deficiency was originally due until the date IDB receives full payment of such deficiency.

5. DELIVERY OF PRODUCT

         5.1 Subject to ASD's satisfaction of its obligations under Section 3.6, IDB agrees to deliver all Product ordered by ASD hereunder FOB Shipping Point.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         5.2 All Product is shipped on a non-returnable basis except only as set forth in Sections 3.7 and 5.3 and except if there is a Product recall. ASD shall pay IDB the Purchase Price for all Product delivered to ASD and released by the Regulatory Authority even if ASD is unable to sell such Product, subject only to ASD's right to reject Product as provided below or as set forth in Section 11.4. Not later than ** days after its receipt of each shipment of Product at the Shipping Point, and sooner if reasonably possible, ASD shall notify IDB as provided in Section 5.3 of any basis for rejecting any such Product (the only bases for rejection being as specified in Section 5.3). If ASD fails to give such notice to IDB within such period, then such Product shall be deemed to be finally accepted by ASD. The provisions of Sections 6.4 and 11.4 shall apply to any recall of Product.

         5.3 To reject Product, ASD shall, within the rejection period specified in Section 5.2, notify IDB of its rejection in writing, describing in detail the basis for such rejection (which must be either, and shall be limited to, (i) a Defective Product as defined in Section 11.4 below, or (ii) physical damage to Product in the course of shipment to ASD) and the amount of Product affected, and request a return authorization ("RA") number. IDB shall provide the RA number to ASD within ** days after receipt of the request. Within ** days after ASD's receipt of the RA number, ASD shall return to IDB the rejected Product, freight prepaid, with the RA number displayed on the outside of the carton. IDB reserves the right to refuse to accept any rejected Product that does not bear an RA number on the outside of the carton. As promptly as possible, and within ** days after receipt of properly rejected Product if reasonably possible, IDB shall use commercially reasonable efforts to replace the Product, at its expense, as provided in Section 5.4. IDB shall pay the shipping charges back to ASD for properly rejected Product; otherwise, ASD shall be responsible for the shipping charges.

         5.4 In the event ASD rejects any shipment of Product in accordance with Sections 5.2 and 5.3 or in the event of failure to obtain Product releases from the Regulatory Authority by ** of a given Flu Season, then IDB shall use commercially reasonable efforts to provide, but shall not guarantee to provide, replacement Product, subject in all respects to IDB's commitments to the Government of Canada as provided in Section 3.2. In the event IDB does not supply replacement Product to ASD within a reasonable period (at least ** days) and ASD notifies IDB in writing that it elects not to wait beyond such period for replacement Product, then IDB shall credit ASD for the amount, if any, previously paid by ASD for such rejected or unreleased Product, but IDB shall not be deemed to be in breach of this Agreement or to have any liability to ASD because it failed to supply replacement Product provided that IDB used commercially reasonable efforts as set forth above; provided, however, that if ASD has not yet paid for such rejected or unreleased Product and IDB fails to supply replacement Product, ASD shall have no obligation to pay for such rejected or unreleased Product. If IDB will not be able to supply replacement Product until after ** of a given Flu Season, then ASD may elect, at its option, to accept such replacement Product after such date or to receive a credit for the amount, if any, previously paid by ASD for the rejected or unreleased Product, provided that ASD notifies IDB in writing of its election within five
(5) business days after ** . If ASD wrongfully rejects Product or wrongfully fails to take delivery of any shipment of Product, then IDB shall be entitled to invoice ASD for the Transfer Price and then the Purchase Price of such Product as set forth in Schedule 1, together with the cost of disposing of such Product, if applicable, and ASD shall pay such invoiced amount within thirty (30) days of the invoice date.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         5.5 Risk of loss of or damage to Product supplied by IDB to ASD shall pass to ASD at the time Product is delivered to the Shipping Point. If ASD properly rejects Product in accordance with Sections 5.2 and 5.3, then risk of loss of or damage to Product will pass back to IDB upon delivery by ASD to the carrier that is returning such rejected Product to IDB. Title to Product shall pass to ASD at the time Product is delivered to the Shipping Point. If any shipment of Product is delivered to the Shipping Point before such Product is released by the Regulatory Authority, ASD shall quarantine such Product, at its sole cost, until such Product is released. ASD shall have title to, and shall bear all risk of loss and damage with respect to, all Product after it is delivered to the Shipping Point, including all Product in quarantine, except to the extent that such damage is caused by the acts or omissions of IDB.

6. MARKETING OF PRODUCT

         6.1 Notwithstanding anything to the contrary in this Agreement, ASD hereby agrees that **. Without limiting ASD's obligations under this Agreement, ASD may promote, sell and distribute Third-Party Vaccine Products provided that such promotion, sale and distribution are consistent with this Section 6.1 and ASD's other obligations under this Agreement. **

         6.2 Without limiting its other obligations under this Agreement, ASD shall exercise commercially reasonable efforts to actively promote the use and sale of Product and the use of the Fluviral(TM) brand name (or other Trademark as may be indicated by IDB) throughout the Territory. In this context, "commercially reasonable efforts" means at least the quality and quantity of efforts, within the legal and regulatory limitations applicable to the sale and promotion of Product in the Territory, that ASD does or would use to promote the use and sale, and expand the sale, of any influenza vaccine originated or sold by ASD that is distributed in substantially the same quantities as the quantities of Product actually supplied by IDB under this Agreement. IDB agrees to provide ASD with such technical and clinical data as ASD may reasonably require in order to promote, distribute and sell Product in the Territory, subject to the provisions of Section 9.

         6.3 ASD and IDB shall convene by telephone, videoconference or in person, on a quarterly basis until the initial Marketing Authorization for Product is received and then monthly thereafter--and more frequently if reasonably requested by either Party--to discuss (as may be relevant at the time) regulatory developments affecting Product, ASD's marketing plan, strategy and marketing and sales efforts proposed for Product for a given Flu Season, IDB's Product supply issues, if any, IDB's Product commitments to the Government of Canada for a given Flu Season, as described in Section 3.2, and such other relevant issues as either Party may propose. ** Each Party shall consider in good faith the views expressed by the other Party during such meetings.

         6.4 ASD shall, and shall require its Other Distributors to, conduct all promotion, marketing, distribution and sale of Product, including, without limitation, handling, inventory and storage of Product, in compliance with all applicable laws of the Territory and regulations of applicable regulatory agencies and all applicable rules and requirements of IDB, including, without limitation, cold chain requirements for Product as set forth in the package insert for Product each Flu Season, as the same may be updated by IDB from time to time, and as otherwise may be required or reasonably prudent. When promoting, marketing and selling

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

Product, ASD shall, and shall require its Other Distributors to: (i) provide IDB copies of all Product-related promotional and marketing materials prepared by ASD promptly upon IDB's request; (ii) make no false or misleading statements to customers or others regarding IDB or Product, or make any representations, warranties or guarantees with respect to Product other than those on the Product packaging or labeling, in each case as provided or approved by IDB in writing in advance and as permitted by law; (iii) comply with the procedures and requirements for adverse reaction reporting ("Adverse Reaction Reporting"), which Adverse Reaction Reporting shall be as required by applicable law or regulation and shall be mutually agreed upon in writing by the Parties as promptly as practicable following receipt of appropriate regulatory approval and Marketing Authorization for Product in the Territory (and prior to any distribution of Product by ASD pursuant to this Agreement); PROVIDED, that such Adverse Reaction Reporting shall not require ASD to, and ASD shall not, monitor or impose obligations on third parties other than the Other Distributors. (Once finalized, the Adverse Reaction Reporting will be attached hereto as Schedule
4); (iv) in the event of a Product recall, perform such recall in accordance with Section 11.4 and the applicable Product recall procedure ("Product Recall Procedure"), subject to IDB's prior written agreement to the recall and ASD's ongoing consultation with IDB regarding the recall. (The Product Recall Procedure will be mutually agreed upon in writing by the Parties as promptly as practicable following receipt of appropriate regulatory approval and Marketing Authorization for Product in the Territory (and prior to any distribution of Product by ASD pursuant to this Agreement). (Once finalized, the Product Recall Procedure will be attached hereto as Schedule 5); and (v) communicate with the Regulatory Authority concerning Product only with IDB's prior written consent (and, if requested by IDB, IDB's participation in such communication), except that ASD and its Other Distributors may communicate with the Regulatory Authority during an inspection of ASD's or such Other Distributor's facility or as otherwise required by law or regulation of the Regulatory Authority without obtaining the prior written consent of IDB. If the Regulatory Authority requests information from ASD regarding Product, except to the extent not allowed by the Regulatory Authority, ASD shall keep IDB fully informed of all such communications, provide IDB with copies of all such written communications, consult with IDB regarding responses thereto, and allow IDB, at IDB's request, to control or to participate in formulating responses thereto (all in compliance with applicable laws and regulations).

7. REGULATORY COMPLIANCE

         7.1 The Parties acknowledge that, as of the Effective Date of this Agreement, the Product has not received Marketing Authorization from the Regulatory Authority. IDB shall, at its expense, use commercially reasonable efforts to apply for, obtain and maintain in force the Marketing Authorization. ASD shall give such reasonable assistance as IDB may require from time to time in pursuing the Marketing Authorization. IDB shall exercise commercially reasonable efforts to obtain the Marketing Authorization as soon as reasonably practicable, but in any event on or before April 1, 2008 for the 2008/2009 Flu Season and by ** in subsequent Flu Seasons. For the avoidance of doubt, IDB gives no firm undertakings in relation to the grant of the Marketing Authorization by any date, or at all, and, except for ASD's right to terminate this Agreement as provided in Section 15.4.1, ASD shall have no claim against IDB and IDB shall have no liability arising out of any failure to obtain the grant or renewal of the Marketing

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

Authorization, provided that IDB used commercially reasonable efforts to apply for, obtain and maintain in force the Marketing Authorization.

         7.2 If IDB receives the initial Marketing Authorization on or before **, 2005, the Commencement Date shall be **, 2005. If IDB receives the initial Marketing Authorization after **, 2005, then ASD shall have no obligation to acquire Product for the 2005/2006 Flu Season PROVIDED, that, ASD may, by giving written notice to IDB within thirty (30) days after ASD receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2005/2006 Flu Season in which case the Commencement Date shall be the date in 2005 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2005 Commencement Date, if IDB receives the initial Marketing Authorization after **, 2005 but on or before **, 2006, the Commencement Date shall be **, 2006. If IDB receives the initial Marketing Authorization after **, 2006, then ASD shall have no obligation to acquire Product for the 2006/2007 Flu Season PROVIDED, that, ASD may, by giving written notice to IDB within thirty (30) days after ASD receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2006/2007 Flu Season in which case the Commencement Date shall be the date in 2006 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2006 Commencement Date, if IDB receives the initial Marketing Authorization after **, 2006 but on or before **, 2007, the Commencement Date shall be **, 2007. If IDB receives the initial Marketing Authorization after **, 2007, then ASD shall have no obligation to acquire Product for the 2007/2008 Flu Season PROVIDED, that, ASD may, by giving written notice to IDB within thirty (30) days after ASD receives written notice that such initial Marketing Authorization has been received, elect to acquire Product for the 2007/2008 Flu Season in which case the Commencement Date shall be the date in 2007 as mutually agreed upon in writing by the Parties. Unless the Parties have agreed upon such a 2007 Commencement Date or ASD has terminated this Agreement in accordance with Section 15.4.1 below, if IDB receives the initial Marketing Authorization after **, 2007 but on or before **, 2008, the Commencement Date shall be **, 2008.

         7.3 IDB shall have the right (without liability to ASD) to terminate its obligations to supply Product to ASD for any Flu Season upon notice to ASD if, as a result of any action taken by a Regulatory Authority or any other governmental authority, it becomes impossible or commercially impracticable for IDB to supply substantially all of the Minimum Quantity of Product for that Flu Season in accordance with the terms of this Agreement. In such event, subject to
Section 15.4, this Agreement shall remain effective with respect to the supply of Product in subsequent Flu Seasons.

         7.4 Unless the Regulatory Authority requires otherwise, the Marketing Authorization will be issued in the name of and held by IDB. ASD shall give IDB prompt written notice of all changes to the Marketing Authorization required by the Regulatory Authority of which it becomes aware. **

         7.5 ASD shall, at its expense, obtain and maintain in full force and effect throughout the Term any and all licenses and approvals, other than the Marketing Authorization, necessary for the storage, marketing, distribution and sale of Product in the Territory, in full compliance with all applicable laws and regulations. ASD shall comply with all applicable laws

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
and regulations concerning the inventory, storage, quarantine, use, promotion, distribution and sale of Products in the Territory. ASD shall not use any advertisement or marketing material on, with respect to or relating to any Product unless such advertisement or marketing material has first been submitted to and approved by IDB in advance in writing.

8. TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

         8.1 All IDB Trademarks and derivatives thereof relating to Product, and all technology and other Intellectual Property relating to Product and the goodwill associated therewith, are the sole and exclusive property of IDB and/or its Affiliates. IDB hereby grants ASD permission to use the Trademarks in the Territory for the limited purpose of ASD performing its rights and obligations under this Agreement during the Term. Products shall be promoted, sold and distributed only under the Trademarks. ASD shall ensure that each use of and reference to any of the Trademarks (by ASD, its Affiliates or other Distributors) is accompanied by a statement that it is a registered trademark of IDB. IDB may, in its sole discretion after consultation with ASD, modify or discontinue the use of any Trademark and/or use one or more additional or substitute marks or names, and ASD and its Affiliates and Other Distributors shall be obligated to do the same in connection with marketing and selling Product. All representations of IDB's Trademarks shall be exact copies of those used by IDB or, if not, shall first be submitted to IDB for approval, which approval shall not be unreasonably withheld or delayed. Upon written request, ASD shall give IDB copies of examples of such usage in order to assess compliance with this Section.

         8.2 ASD and its Affiliates shall not, and ASD shall use its commercially reasonable efforts to ensure that its Other Distributors shall not:
(i) use the Trademarks in any way that might prejudice their distinctiveness or validity or the goodwill of IDB therein; (ii) use any Trademark in connection with the sale of any other product, or use any other trademark other than the Trademarks, in connection with Product; (iii) modify Product or its labeling or packaging or alter, obscure, or remove the Trademarks, indication of the source of origin, other means of identification or other markings used on or in relation to Product; or (iv) at any time during or after the term of this Agreement challenge or assist others to challenge the Trademarks or the registration thereof, or use or make any application for registration in the Territory of any trademarks or tradenames so resembling any trademark or tradename of IDB (including, without limitation, any Trademark) as to be likely to cause confusion or deception.

         8.3 In the event ASD becomes aware of any infringement of, or threatened or suspected infringement of, or challenge to any Trademark or other Intellectual Property of IDB, ASD shall notify IDB immediately. IDB shall investigate any alleged violation and may take legal action as it deems appropriate to resolve the issue and to prevent others from infringing on its Intellectual Property rights within the Territory. At IDB's reasonable request, and at IDB's expense, ASD shall cooperate with and assist IDB in connection with any such infringement.

         8.4 Except only for the limited rights as expressly permitted hereunder, and then only as necessary for the proper performance of ASD's obligations hereunder, ASD hereby acknowledges that it shall acquire no rights, express or implied, in respect of any of IDB's Intellectual Property, including the tradenames or trademarks of IDB (including but not limited

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
to the Trademarks) or of the goodwill associated therewith and that all such rights and goodwill are, and shall remain, vested in IDB.

         8.5 ASD will not do, nor will ASD authorize its Affiliates to do, any act which would or might invalidate or be inconsistent with the Intellectual Property of IDB (including the Trademarks), and ASD shall not omit or authorize its Affiliates to omit to do any act which, by its omission, would have that effect.

9. CONFIDENTIAL INFORMATION

         9.1 Both Parties recognize and acknowledge that each will have access to Confidential Information of the other in connection with this Agreement. Other than as necessary to perform their obligations under this Agreement, and except as otherwise permitted in this Section 9, both Parties shall, during and after the Term keep all Confidential Information of the Disclosing Party confidential and not disclose any such Confidential Information to any Third Party without the express written consent of the Disclosing Party; and not use any Confidential Information of the Disclosing Party for any purpose other than the performance of the Receiving Party's obligations under this Agreement.

         9.2 The Parties agree that the Confidential Information received from the Disclosing Party hereunder shall not be disclosed to any employee, officer, or director of the Receiving Party or to any of its Affiliates, except to those employees, officers, directors and Affiliates whose responsibilities require such disclosure for purposes of performing the Receiving Party's obligations under this Agreement; provided that such employees, officers, directors and Affiliates have entered into confidentiality agreements with provisions substantially similar to those set forth in this Section 9.

         9.3 Confidential Information may be disclosed by a Receiving Party to the Regulatory Authority or other governmental authority only to the extent necessary for the purposes contemplated by this Agreement or as may be required by applicable law or regulation.

         9.4 Each Party agrees to use the same degree of care concerning the other Party's Confidential Information as it uses to protect its own confidential and proprietary technical information (but no less than reasonable care) to prevent the unauthorized disclosure to any third party of the Confidential Information received from the Disclosing Party hereunder. Except as expressly provided in this Agreement, the Parties agree that they shall acquire no rights with respect to Confidential Information of the other Party received hereunder.

         9.5 Confidential Information may be disclosed by a Receiving Party to a Third Party to the extent that: (i) it is at the Effective Date, or thereafter becomes, public knowledge through no act, omission or breach of this Agreement by the Receiving Party, its Affiliates or their respective employees, officers or directors (provided that in doing so such Receiving Party shall not disclose any Confidential Information which is not public knowledge); or (ii) it can be reasonably shown by the Receiving Party, by written records in the Receiving Party's possession prior to disclosure, to have been known to the Receiving Party prior to disclosure by the Disclosing Party; or (iii) such Confidential Information is required to be disclosed by law, governmental or regulatory request or legal process; or (iv) to the extent such Confidential

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

Information is disclosed in connection with any legal or other dispute resolution proceedings between the Parties hereto.

         9.6 The Receiving Party shall, within thirty (30) days following receipt of a request by the Disclosing Party or termination or expiration of this Agreement, return and deliver (or if so requested destroy and provide a certificate of destruction) to the Disclosing Party all copies of Confidential Information of the Disclosing Party in the Receiving Party's possession or under its control; provided that each Party may retain one copy of such information solely for (i) archival purposes, (ii) determination and reconciliation of the Parties' respective rights and obligations following such termination or expiration, or (iii) use in a dispute resolution procedure that may arise between the Parties.

         9.7 Neither Party shall issue press releases or make public announcements relating to this Agreement without the other Party's prior written approval, which approval shall not be unreasonably withheld or delayed; provided, however, that nothing in this Section shall impair either Party's compliance with any requirements of the Securities and Exchange Commission or the national securities exchange or other stock market on which such Party's securities are traded. In connection with any filing by either Party of a copy of this Agreement with the Securities and Exchange Commission (or the national securities exchange or other stock market on which such Party's securities are traded), the filing Party shall endeavor to obtain confidential treatment of economic and trade secret information.

10. FORCE MAJEURE

         10.1 Neither Party shall be under any liability to the other for failure or delay in the performance of any obligation hereunder or part thereof (other than obligations to pay money) to the extent and for the period that such performance is prevented by reason of Force Majeure (as defined below), provided that the Party claiming the benefit of this Section promptly begins, and thereafter diligently pursues, the cure of such Force Majeure and gives written notice of the Force Majeure to the other within thirty (30) days of the occurrence of the event of Force Majeure. For purposes of this Agreement, "Force Majeure" shall mean any cause preventing or obstructing the performance of this Agreement arising from or attributable to acts, events or circumstances beyond the reasonable control of, and not caused by the negligence of, the Party affected, including but not limited to epidemic of disease, Act of God, shortage of materials, war, acts of terrorism, strikes or labor disputes, accidents, fire, breakdown of machinery, acts of government or other legal authority (including any Regulatory Authority), riot or civil commotion. Notwithstanding the foregoing, in the event IDB fails to deliver to the Shipping Point the Minimum Quantity for any given Flu Season due to an event of Force Majeure, ASD shall have the option to extend the Term for one additional Flu Season for each such Flu Season that the Minimum Quantity was not delivered, in which case, ASD shall notify IDB in writing of ASD's election to extend the Term within five (5) business days after the last day of such Flu Season for which the Minimum Quantity was not delivered.

         10.2 If the performance of this Agreement shall be prevented for a period exceeding three (3) months from the date of notice given pursuant to
Section 10.1 due to an event of Force Majeure, the Party receiving notice of an event of Force Majeure shall be entitled to terminate all obligations regarding the supply of Product in the affected Flu Season forthwith by giving

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
written notice to the other. As regards the supply of Product for all other Flu Seasons during the Term, subject to Sections 15.4 and 15.5, this Agreement shall continue in full force and effect.

11. WARRANTIES OF IDB AND ASD; CONTINUING GUARANTY OF IDB

         11.1 IDB warrants that:

                  11.1.1 the Product supplied to ASD hereunder shall, at the time of delivery to the Shipping Point, conform in all material respects to the Specifications, including, without limitation, with respect to design of Product, and that such Product will not, at the time of its delivery to the Shipping Point, be adulterated or misbranded within the meaning of the U.S. Food, Drug and Cosmetic Act, 21 U.S.C. Sections 301 ET SEQ. (the "FD&C Act"), as it may be amended from time to time;

                  11.1.2 to its actual knowledge as of the Effective Date, it has received no notice from any third party claiming that the manufacture, use or sale of Product will infringe any Intellectual Property rights of any third party;

                  11.1.3 subject to Sections 3.1 and 7.1, it shall manufacture Product in compliance with all applicable laws, rules and regulations, including the conditions of the Marketing Authorization, including current Good Manufacturing Practice;

                  11.1.4 it has taken, and during the Term will take, all commercially reasonable action (as provided in Section 8.3) against any third party claiming any rights to Product which would conflict with the rights granted to ASD hereunder.

                  11.1.5 title to Product will pass to ASD (as provided in Section 5.5) free and clear of all third party liens, claims, security interests, or other encumbrances;

                  11.1.6 it has the full right, power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement; and

                  11.1.7 its execution and delivery of this Agreement does not, and performance by it of its obligations hereunder will not, constitute a breach of, or conflict with, any agreement, order, judgment, decree or other arrangement, whether written or oral, to which it is a party or by which it is bound as of the Effective Date.

         11.2 ASD warrants that:

                  11.2.1 its statements to IDB and calculations of the Average Sell Price, the Transfer Price and the final Purchase Price of all Product supplied by IDB each Flu Season under this Agreement, and all underlying data, as reported in accordance with Section 2.3 or otherwise to IDB, shall be accurate statements and calculations of those terms, determined in accordance with this Agreement (including in Schedule 1), and no discounts or other concessions directly or indirectly related to ASD's sales of other products to Other Distributors or to the same customers that purchase Product shall be applied to or used in the calculation of the Average Sell Price or to reduce Net Sales

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         Revenue used in calculating the Average Sell Price, the Transfer Price or the Purchase Price;

                  11.2.2 it shall comply fully at its expense with all applicable laws, rules and regulations in the Territory (including, without limitation, those of the Regulatory Authority) pertaining to the storage, handling, inventory, marketing, distribution and sale of Product, and shall market and sell Product only for the uses and applications set forth in, and in accordance with, the Marketing Authorization;

                  11.2.3 it has the full right, power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement; and

                  11.2.4 its execution and delivery of this Agreement does not, and performance by it of its obligations hereunder will not, constitute a breach of, or conflict with, any agreement, order, judgment, decree or other arrangement, whether written or oral, to which it is a party or by which it is bound as of the Effective Date.

         11.3 EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN SECTIONS 11.1 AND 11.2, NEITHER IDB NOR ASD MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR OTHERWISE. WITHOUT LIMITING THE FOREGOING SENTENCE, IDB SPECIFICALLY DISCLAIMS, AND ASD EXPRESSLY WAIVES (i) ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO PRODUCT, WHETHER USED ALONE OR IN CONNECTION WITH OTHER SUBSTANCES OR MATERIALS; AND (ii) ANY LIABILITY WITH RESPECT TO ANY PRODUCT THAT HAS BEEN ALTERED, MODIFIED OR TAMPERED WITH AFTER DELIVERY TO THE SHIPPING POINT; OR BEEN SUBJECTED TO MISUSE, NEGLIGENCE OR OTHERWISE DAMAGED AFTER DELIVERY TO THE SHIPPING POINT; OR, AFTER DELIVERY TO THE SHIPPING POINT, HAS BEEN STORED, HANDLED, OR USED IN A MANNER CONTRARY TO APPLICABLE LAWS OR REGULATIONS OR IDB'S INSTRUCTIONS; OR HAS EXCEEDED ITS STATED EXPIRATION DATE; AND THE WARRANTY SET FORTH IN SECTION 11.1.1 ABOVE SHALL NOT APPLY TO ANY SUCH PRODUCT.

         11.4 EXCEPT AS PROVIDED IN SECTION 12, ASD'S EXCLUSIVE REMEDY FOR BREACH OF ANY WARRANTY BY IDB UNDER SECTION 11.1.1 IS THE DELIVERY BY IDB, IN ACCORDANCE WITH SECTIONS 5.3 AND 5.4, OF ADDITIONAL QUANTITIES OF PRODUCT IN REPLACEMENT OF THE PRODUCT THAT, AT THE TIME OF DELIVERY TO THE SHIPPING POINT, WAS NOT IN COMPLIANCE WITH IDB'S WARRANTY IN SECTION 11.1.1 ("DEFECTIVE PRODUCT"), OR THE REFUND OF THE PURCHASE PRICE FOR SUCH DEFECTIVE PRODUCT, AT ASD'S OPTION. ASD shall have the right, which it must exercise in accordance with the provisions of (and subject to the limitations of) Sections 5.2 and 5.3, to return and demand the replacement of any such Defective Product to IDB. Provided that ASD gives IDB all assistance reasonably requested by IDB relating to any recall of Defective Product and is material in compliance with the Product Recall Procedures and the requirements of the Regulatory Authority and any other legal requirements in connection therewith (to the extent such requirements are applicable to

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

ASD), IDB shall reimburse to ASD the costs reasonably incurred by ASD directly in connection with the recall of Defective Product, including the replacement or destruction of such Defective Product. In all other circumstances, ASD, not IDB, shall bear the cost of any recall or replacement of such Defective Product. With respect to any Product recall, the Parties shall follow the Product Recall Procedure to be set forth in Schedule 5 to this Agreement. **

12. INDEMNIFICATION OBLIGATIONS OF IDB AND ASD

         12.1 IDB shall indemnify, defend and hold ASD and its Affiliates, and their respective directors, officers, employees and agents ("ASD Indemnitees"), harmless from and against any and all claims, actions, causes of action, liabilities, losses, costs and expenses (including reasonable attorneys' fees) incurred thereby or caused thereto arising out of third-party claims (i.e., claims by parties other than an ASD Indemnitee) relating to Product to the extent that such claims arise out of or result from (i) any defect in Product at the time it was delivered to the Shipping Point, where such defect constitutes a breach of IDB's warranty under Section 11.1.1; (ii) the failure of IDB to provide disclosure of contraindications, adverse reactions or other information in Product packaging or labeling as required under applicable laws or regulations; (iii) any material breach of this Agreement by IDB (including, without limitation, material breach of its warranties hereunder); (iv) the labeling or packaging of Product by or on behalf of IDB; (v) the possession, distribution, sale and/or use of Product, including claims of bodily injury, death, property damage or similar third-party claims; or (vi) the negligence or willful misconduct of IDB; PROVIDED, that, IDB shall have no duty to indemnify, defend or hold harmless any ASD Indemnitee to the extent ASD, its Affiliates or Other Distributors caused or contributed to losses or claims (including claims of bodily injury, death, property damage or similar third-party claims), or to the extent ASD is obligated to indemnify IDB under Section 12.2; and PROVIDED, further, that, without diminishing IDB's obligations under this Section 12.1, nothing in this Section 12.1 shall create or imply direct liability for IDB to ASD under other sections of this Agreement where such liability is expressly disclaimed.

         12.2 ASD shall indemnify, defend and hold IDB and its Affiliates, and their respective directors, officers, employees and agents ("IDB Indemnitees"), harmless from and against any and all claims, actions, causes of action, liabilities, losses, costs and expenses (including reasonable attorneys' fees) incurred thereby or caused thereto, arising out of third-party claims (i.e., claims by someone other than an IDB Indemnitee and including claims of bodily injury, death, property damage or similar third-party claims) relating to Product to the extent that such claims arise out of or result from (i) any material breach of this Agreement by ASD (including, without limitation, material breach of its warranties hereunder),
(ii) any acts or omissions by or on behalf of ASD, its Affiliates or Other Distributors or their respective employees, agents or representatives, which are beyond the scope of ASD's authorization granted herein or are not in compliance with the obligations of ASD under this Agreement (including, without limitation, any use, sale or other disposition of Product or Trademarks in a manner recommended, proposed or represented by ASD which is contrary to or not in accordance with IDB's written recommendations, representations or authorization, but excluding the gross negligence, willful misconduct or criminal conduct of Other Distributors), or (iii) the negligence or willful misconduct of ASD; PROVIDED, that, ASD shall have no duty to indemnify, defend or hold harmless any IDB Indemnitee to the extent IDB or its Affiliates caused or contributed to losses

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
or claims (including claims of bodily injury, death, property damage or similar third-party claims), or to the extent IDB is obligated to indemnify
ASD under Section 12.1.

         12.3 It shall be a condition of IDB or ASD, as the case may be (the "Indemnifying Party") being liable to the other Party (the "Indemnified Party") and its respective Indemnitees under the foregoing indemnity obligations that:
(i) the Indemnified Party shall notify the Indemnifying Party in writing of any claim threatened or filed against it or against any of the Indemnified Party's Indemnitees promptly after learning of such claim; (ii) the Indemnifying Party shall have the opportunity to assume the direction and control the defense of such claim or proceeding with counsel of its choosing; (iii) the Indemnified Party shall cooperate fully with and provide reasonable assistance to the Indemnifying Party and its representatives and insurers in connection with such claim and (at the expense of the Indemnifying Party) the mitigation of losses, costs, expenses and liabilities in connection therewith; and (iv) neither the Indemnified Party nor its Indemnitee(s) shall compromise, settle or take any other material steps relating to such claim without the prior written approval of the Indemnifying Party (which shall not to be unreasonably withheld or delayed). The failure of the Indemnified Party to notify the Indemnifying Party in writing promptly after learning of any such claim or proceeding, if prejudicial to the ability of the Indemnifying Party to defend such action, shall relieve the Indemnifying Party of any liability to the Indemnified Party under this Agreement.

13. INSURANCE OBLIGATIONS OF IDB AND ASD

         13.1 Each Party will, at its own expense, maintain, during the Term and for a period of not less than five (5) years following termination of this Agreement, insurance coverage insuring it against such of its liabilities arising under its indemnity obligations under this Agreement as are reasonably insurable, with limits of coverage not less than ** per occurrence and ** in the aggregate. Each Party shall also maintain at its expense such other insurance as may be required by governmental or statutory authorities (including, without limitation, the Regulatory Authority) in the Territory. ASD and AmerisourceBergen Corporation and its subsidiary corporations shall be named as additional insureds under the insurance policies maintained by IDB hereunder, and such policies shall provide for at least thirty (30) days' prior written notice to ASD and AmerisourceBergen Corporation in the event of cancellation or material reduction of coverage.

         13.2 Each Party shall provide the other Party with a certificate of insurance confirming that such insurance coverage is in place, and confirming that the insurance premiums have been paid, such certificates to be provided on or before IDB's first delivery of Product to ASD under this Agreement and at such other times as a Party may reasonably request.

14. LIMITATION OF LIABILITY

         NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOST PROFITS AND LOSS OF GOODWILL, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT (OR ANY DUTY OF COMMON LAW, AND WHETHER OR NOT OCCASIONED BY THE NEGLIGENCE OF A PARTY OR ITS AFFILIATES), REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED THAT NOTHING IN THIS SECTION 14 IS INTENDED

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

TO, OR DOES, LIMIT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER SECTION 12.

15. TERM AND TERMINATION

         15.1 This Agreement shall take effect on the Effective Date and, subject to earlier termination in accordance with all other relevant provisions hereof, shall continue through the conclusion of the 2014/2015 Flu Season regardless of the Commencement Date under Section 7.2, or such longer time as extended pursuant to Section 10.1 (the "Term"). The Parties may elect in writing to extend the term of this Agreement on mutually agreeable terms and conditions.

         15.2 Either Party may terminate this Agreement if **

         15.3 Without limiting any other rights of termination specified herein, either Party may terminate this Agreement by written notice to the other Party (the "Notified Party") (such termination being effective immediately on the Notified Party's receipt of such notice unless otherwise specified or agreed), if:

                  15.3.1 the Notified Party becomes bankrupt or the subject of procedures in bankruptcy, or under insolvency laws or for reorganization, receivership, liquidation or dissolution, and such procedures are not terminated within ninety (90) days; or

                  15.3.2 the Notified Party commits a material breach of any of the provisions of this Agreement and fails to remedy such breach within thirty (30) days of receipt of written notice from the non-breaching Party (or such longer period as the non-breaching Party may specify in such notice), such notice specifying the breach in detail and requiring it to be remedied (for the avoidance of doubt, a material breach of this Agreement by ASD includes, without limitation, ASD's failure to purchase the Minimum Quantity of Product (or such lesser quantity of Product actually supplied to ASD by IDB) for any given Flu Season or to pay the Purchase Price therefor).

         15.4 Without limiting any other rights of termination specified herein, ASD may terminate this Agreement by written notice to IDB (such termination being effective immediately on IDB's receipt of such notice unless otherwise specified or agreed), if:

                  15.4.1 IDB fails to obtain the initial Marketing Authorization by ** ; provided, however, that ASD may exercise this right to terminate only until ** ;

                  15.4.2 the Marketing Authorization is suspended for one hundred fifty (150) days or more or is terminated; provided, however, that ASD may exercise this right to terminate only until the date that is thirty (30) days after it receives notice that the Marketing Authorization is so suspended (after 150 days) or terminated; or

                  15.4.3 **

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         15.5 Without limiting any other rights of termination specified herein, IDB may terminate this Agreement by written notice to ASD (such termination being effective immediately on ASD's receipt of such notice unless otherwise specified or agreed), if any of the licenses or approvals required to be maintained by ASD pursuant to Section 7.5 are suspended for one hundred fifty
(150) days or more or are terminated; provided, however, that IDB may exercise this right to terminate only until the date that is thirty (30) days after it receives notice that such licenses or approvals are so suspended or terminated.

         15.6 Upon the termination or expiration of this Agreement:

                  15.6.1 ASD shall and shall cause its Other Distributors to promptly (within thirty (30) days unless otherwise agreed by IDB) send to IDB, or otherwise dispose of in accordance with IDB's directions, all samples of Product and all promotional, advertising and/or sales materials and technical information relating to Product in the possession or control of ASD or Other Distributors, except as provided in Section 9 of this Agreement;

                  15.6.2 ASD shall, and shall cause its Affiliates and Other Distributors to, immediately cease to promote, market, advertise, sell or distribute Product, except only as and to the extent permitted in
         Section 15.6.3 below;

                  15.6.3 ASD and its Other Distributors may sell stocks of Product supplied by IDB to ASD but not yet sold by ASD or the Other Distributors, subject to the applicable provisions of this Agreement and applicable laws and regulations, including those of the Regulatory Authority;

                  15.6.4 ASD shall reasonably cooperate with IDB and any successor distributor appointed by IDB with a view to ensuring an orderly transfer of distribution responsibilities;

                  15.6.5 Within thirty (30) days after the termination or expiration of this Agreement, ASD shall furnish to IDB a complete, accurate and current accounting and report of all transactions subsequent to those shown in the last report to IDB provided in accordance with Section 2.3, and with such accounting and report shall pay to IDB any remaining amounts due under this Agreement; and

                  15.6.6 The Parties shall comply with Section 9.6 hereof relating to Confidential Information.

         15.7 The termination or expiration of this Agreement shall be without prejudice to the rights and obligations of either Party accrued as of the date of such expiration or termination, in addition to any other remedies that a Party may have under applicable statutory or common law (subject to the terms, conditions and limitations of this Agreement). Each Parties' obligations under Sections 1, 4, 9, 11-16 and 18 (and, as applicable, the Schedules hereto), and such other sections which, by their context, are intended to survive, shall survive expiration or termination of this Agreement. Further, for the avoidance of doubt, ASD shall make all payments as are required in connection with Product delivered by IDB prior to termination of this Agreement, subject only to ASD's right to reject such Product in accordance with Sections 5.2 and 5.3.

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

16. NOTICES

         Any notice given under or in connection with this Agreement shall be in writing and sent by commercial courier or commercial overnight delivery service (e.g., FedEx, DHL) to the address(es) of the other Party specified below or such other address as that Party may from time to time specify in accordance with this Section. A notice shall be deemed delivered upon the date of its actual receipt.

         IDB                                                           ASD
         ---                                                           ---

         Chief Executive Officer                                       ASD Specialty Group, Inc.
         ID Biomedical Corporation                                     4006 Beltline Road
         1630 Waterfront Center                                        Addison, TX 75001
         200 Burrard Street                                            USA
         Vancouver, BC V6C 3L6
         Canada

         WITH COPY TO:                                                 WITH COPY TO:
         ------------                                                  ------------

         Vice President Legal Affairs                                  General Counsel
         ID Biomedical Corporation of Quebec                           AmerisourceBergen Corporation
         525 Cartier Boulevard West                                    1300 Morris Drive
         Laval, Quebec                                                 Chesterbrook, PA 19087
         Canada                                                        USA

17. ASSIGNMENT

         Neither Party may assign this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided that either Party may assign (i) any of its rights, duties or obligations hereunder to any of its Affiliates and (ii) this Agreement and its rights, duties and obligations hereunder to a successor entity in connection with the sale of all or substantially all of its assets or the merger, acquisition or other consolidation of such Party with or into another party, and the other Party's consent shall not be required hereunder in connection therewith. This Agreement shall be binding upon and inure to the benefit of the permitted assigns and successors in interest of the respective Parties.

18. GOVERNING LAW, JURISDICTION AND VENUE

         This Agreement is governed by and shall be construed in accordance with the laws of the United States of America and the State of New York, without respect to their choice-of-law provisions. The Parties shall attempt in good faith to resolve any disputes in a voluntary, amicable and expeditious manner. In the event they are unable to resolve any such disputes in such manner, the Parties hereby submit to the exclusive jurisdiction of the state and federal courts located in the County or City of New York, USA, which shall be the sole and exclusive venue for the resolution of any disputes based on or arising out of this Agreement; provided that a Party may seek injunctive relief from any court of competent jurisdiction as necessary to

                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED
protect its rights under this Agreement pending final resolution of a dispute before such courts in New York.

19. MISCELLANEOUS

         19.1 **

         19.2 Each Party acknowledges that in entering into this Agreement it does not do so on the basis of, and does not rely on, any representation, warranty or other provision except as expressly provided herein, and all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.

         19.3 All Schedules to this Agreement are hereby incorporated into this Agreement by reference. This Agreement and such Schedules constitute the entire Agreement between the Parties and supersede all previous communications, representations, agreements or understandings, whether oral or written, between the Parties with respect to the subject matter hereof.

         19.4 Nothing contained in this Agreement shall or be deemed to constitute a partnership or a relationship of principal and agent, employer and employee or a joint venture between the Parties, and neither Party shall bind or conduct itself in a manner to suggest it has authority to bind the other in any way except as expressly permitted in this Agreement. The relationship of IDB and ASD established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed to give either Party the power to direct or control the day-to-day activities of the other. All sales and other agreements between ASD and ASD's customers are ASD's exclusive responsibility and shall have no effect on ASD's obligations under this Agreement.

         19.5 To be effective, any amendment to or waiver of any provision of this Agreement must be made in writing and signed by a duly authorized representative of each Party. The failure on the part of either Party to exercise or enforce any right under this Agreement shall not be deemed to be a waiver of any such right or similar subsequent rights or operate to bar the exercise of enforcement thereof at anytime or times thereafter.

         19.6 All dollar amounts set forth in this Agreement are U.S. Dollars.

         19.7 If any court or other competent authority holds any provision of this Agreement to be void or unenforceable in whole or part, this Agreement shall continue to be valid as to the other provisions and the remainder of the affected provision.

         19.8 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                            [SIGNATURES ON NEXT PAGE]


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         IN WITNESS whereof this Agreement has been executed and delivered by the duly authorized representatives of the Parties as of the Effective Date first above written.

Signed for and on behalf of                 Signed for and on behalf of

ID BIOMEDICAL CORPORATION                   ASD SPECIALTY HEALTHCARE, INC.



------------------------------              ---------------------------------
Full Name                                   Full Name



------------------------------              ---------------------------------
Title                                       Title



------------------------------              ---------------------------------
Signature                                   Signature


------------------------------              ---------------------------------
Date                                        Date



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 1

                MINIMUM QUANTITY; PURCHASE PRICE AND ADJUSTMENT;
                RESALE TO OTHER DISTRIBUTORS; AND PAYMENT TERMS

1.       ORDER DETAILS*

         *Beginning with respect to the first Flu Season commencing on or after the Commencement Date:


         TOTAL MINIMUM QUANTITY PER FLU SEASON                                DELIVERY DATE PER FLU SEASON

         **  , the Minimum Quantity per Flu Season to be                      IDB will use commercially reasonable
         supplied by IDB and purchased by ASD shall be the                    efforts to deliver and obtain releases
         lesser of (i)  **  doses of Product ("Minimum Doses")                for  **  of the Minimum Quantity by  **,
         or (ii)  **  percent ("Minimum Percentage") of IDB's                 and for  **  of the Minimum Quantity
         production capacity for Product for sale or                          by  **  as provided in Section 3.7 of the
         distribution in the Territory for such Flu Season                    Agreement.
         (after fulfilling commitments to the Government of
         Canada),  **

2.       PRICES

         (A) PURCHASE PRICE. Subject to Paragraphs 2(B) and 2(C) below, the Purchase Price to be paid by ASD to IDB for Product supplied under this Agreement shall be:

                  **

         (B) TRANSFER PRICE AND SUBSEQUENT ADJUSTMENT. ASD shall pay a Transfer Price (as defined below) to IDB for all doses of Product delivered by IDB to ASD and released by the Regulatory Authority for a given Flu Season. As used in this Agreement, "Transfer Price" shall mean

                  **

         To determine the final Purchase Price due, such Transfer Price shall be subject to the following adjustments

                  **

         (C) MINIMUM PURCHASE PRICE.

                  **

         (D) RECONCILIATION BY FEBRUARY 28.


                  **


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

         3. RESALE TO OTHER DISTRIBUTORS

         ASD shall not in any one Flu Season resell Product to Other Distributors in an amount greater, in the aggregate, than the lesser of
         (i) ** doses of Product or (ii) ** of the total Product supplied by IDB to ASD for that Flu Season; ** . As a condition of any such sale by ASD to Other Distributors, **.

         4. PAYMENT DETAILS

         **

         5. DEFAULT INTEREST RATE

         **


                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 2

                                  TRADEMARK(S)

         TRADEMARK                          TERRITORY                      REGISTERED NO.
         ---------                          ---------                      --------------

         FLUVIRAL                           Canada



                                                ** = CONFIDENTIAL OR PROPRIETARY
                                                            INFORMATION REDACTED

                                   SCHEDULE 3

                       COMMITMENTS TO GOVERNMENT OF CANADA

         As described in Section 3.2, IDB has certain contractual commitments to the Government of Canada requiring IDB to provide (i) an annual supply of Product to the Government of Canada and (ii) a supply of Product in the event the Government of Canada declares an influenza pandemic. The Minimum Quantity of Product to be supplied by IDB to ASD under this Agreement is subject to IDB's commitments to the Government of Canada.

         Other than in the case of a pandemic, the maximum amount of Product that IDB shall reserve for supply to the Canadian government is, and shall in no event be greater than, 12 million doses per Flu Season during the Term.

                                   SCHEDULE 4

                           ADVERSE REACTION REPORTING

         [ASD AND IDB SHALL MUTUALLY AGREE UPON AN ADVERSE REACTION REPORTING PROCEDURE, WHICH SHALL BE IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT OF APPROPRIATE MARKETING AUTHORIZATION FOR PRODUCT IN THE TERRITORY]

                                   SCHEDULE 5

                            PRODUCT RECALL PROCEDURE

         [ASD AND IDB SHALL MUTUALLY AGREE UPON A PRODUCT RECALL PROCEDURE, WHICH SHALL BE IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT OF MARKETING AUTHORIZATION FOR PRODUCT IN THE TERRITORY]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation

                                      By: /s/ Anthony F. Holler
                                          --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 5, 2005